

MIND
TECHNOLOGY

FUTURE THINKING. LEADING TECHNOLOGIES.

2026 ANNUAL REPORT

MOTIVATE | INNOVATE | NAVIGATE | DISCOVER

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
        For the fiscal year ended January 31, 2026

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
        For the transition period from _____ to _____

Commission file number: 000-13490

MIND Technology, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**76-0210849**
(State or other jurisdiction of	**(I.R.S. Employer**
incorporation or organization)	**Identification No.)**
2002 Timberloch Place	
Suite 400	
The Woodlands, Texas	**77380**
(Address of principal executive offices)	**(Zip Code)**

281-353-4475
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock - $0.01 par value per share	MIND	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

As of July 31, 2025, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $73,721,340 based on the closing sale price as reported on the NASDAQ Stock Market LLC.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Class	Outstanding at April 17, 2026
Common Stock, $0.01 par value per share	9,089,055

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement of MIND Technology, Inc. for the 2026 Annual Meeting of Stockholders, which will be filed within 120 days of January 31, 2026, are incorporated by reference into Part III of this Annual Report on Form 10-K.

MIND TECHNOLOGY, INC.
ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

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Table of Contents

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 10-K (this "Form-10-K") for the fiscal year ended January 31, 2026 ("fiscal 2026") constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Form 10-K other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words "believe," "expect," "anticipate," "plan," "intend," "foresee," "should," "would," "could" or other similar expressions are intended to identify forward-looking statements, which are not historical in nature. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. All comments concerning our expectations for future revenues and operating results are based on our forecasts of our existing operations and do not include the potential impact of any future acquisitions. Our forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Known material factors that could cause our actual results to differ from those in the forward-looking statements are described in Item 1A - "Risk Factors." Readers are cautioned not to place reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made unless required by law, whether as a result of new information, future events or otherwise. All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

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PART I

Item 1. *Business*

MIND Technology, Inc. ("MIND" and, together with its consolidated subsidiaries, the "Company", "we", "us" and "our"), a Delaware corporation, was incorporated in 1987. We provide technology to the oceanographic, hydrographic, seismic and maritime security industries. Headquartered in The Woodlands, Texas, MIND has a global presence with key operating locations in the United States, Singapore, Malaysia and the United Kingdom.

We operate in one segment, Seamap. Our Seamap business includes Seamap Pte Ltd, MIND Maritime Acoustics, LLC, Seamap (Malaysia) Sdn Bhd and Seamap (UK) Ltd (collectively "Seamap"), which designs, manufactures and sells specialized marine seismic equipment.

We are focusing on our strategy to emphasize and expand our Seamap business. This strategy is based on the following vision for MIND:

- become known as a provider of innovative technology and products to the oceanographic, hydrographic, seismic and maritime security industries; and

- leverage our various technologies, products and services to create new products and services and address new markets, as well as seek out opportunities to add new technologies and products.

We are primarily focused on three markets within the broader marine products space, Marine Exploration, Marine Survey and Maritime Security. Customers within these market segments include marine survey companies, seismic survey contractors, non-military governmental organizations, research institutes, and operators of port facilities and other offshore installations.

Our products and equipment are utilized in a variety of geographic regions throughout the world, which are described under "Customers, Sales, Backlog and Marketing."

Seamap Business –

Seamap designs, manufactures and sells a broad range of products for the oceanographic, hydrographic and marine seismic industries. Seamap's primary products include the GunLink™ seismic source acquisition and control systems, commonly referred to as "energy source controllers", and the BuoyLink™ RGNSS("relative global navigation satellite system") positioning system, and SeaLink™ marine sensors and solid streamer systems (collectively, the "SeaLink" product line or "towed streamer products"). Applications for these technologies include marine seismic surveys related to energy exploration and alternative energy projects, as well as other resources, ocean bottom surveys and various research activities. We have not yet generated revenue from maritime security applications of this technology; however, we believe our hydrophone and solid streamer technologies are well suited to maritime security applications.

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Table of Contents

Seismic Technology

Data generated from digital seismic recording systems and peripheral equipment is used in a variety of marine applications, including hydrographic surveys, civil engineering operations, mining surveys and in the search for and development of oil and gas reserves. Users of marine seismic technology include marine seismic contractors, marine survey operators, research institutes and governmental entities.

The acoustic sensors, or hydrophones, and streamer systems used in seismic applications can also be utilized in developing passive and active sonar systems. Such technology is widely used in maritime security and defense applications, such as maritime security and anti-submarine warfare.

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Business and Operations

Seamap Business –

Through our Seamap business, we develop, manufacture and sell a range of proprietary products for the oceanographic, hydrographic, seismic, and maritime security industries. We have developed certain of our technology and have acquired other technology through the purchase of businesses or specific assets from others. We expect to continue to internally develop new technology or enhancements to our existing technology. However, we may also gain access to new technology or products through acquisition, joint venture arrangements or licensing agreements.

Seamap's primary products include: (1) the GunLink seismic source acquisition and control systems, which are designed to provide operators of marine seismic surveys more precise monitoring and control of energy sources; (2) the BuoyLink RGNSS positioning system, which is used to provide precise positioning of marine seismic energy sources and streamers; (3) Sleeve Gun energy sources and (4) the SeaLink towed seismic streamer system. We have developed a specific configuration of SeaLink to address ultra high-resolution, 3-dimensional surveys ("UHR3D") which we believe is very effective for ocean bottom surveys in connection with construction activities. Seamap's other products include streamer weight collars, depth transducers, pressure transducers, air control valves and source array systems. In addition to selling complete products, Seamap provides spare and replacement parts related to the products it sells. Seamap also provides certain services related to its products as well as certain products of others. These services include repair, training, field service operations and umbilical terminations.

We maintain a Seamap facility in the United Kingdom which includes engineering, training, sales and field service operations. Our Seamap facility in Singapore includes engineering, assembly, sales, repair and field service operations. To support our Seamap product lines, we have a production facility in Malaysia that provides manufacturing and repair services. The facility in Malaysia is in relatively close proximity to our Singapore facility. Our facility in Huntsville, Texas provides manufacturing support for our Singapore facility and repair, manufacturing and support services for third parties.

Components for our marine products are sourced from a variety of suppliers located in Asia, Europe and the United States. Products are generally assembled, tested and shipped from our facilities in Singapore, Malaysia and Texas.

Spectral Ai and Software –

We developed a data handling and automatic target recognition ("ATR") software system, which we refer to as Spectral Ai™, designed specifically for Klein Marine System, Inc. ("Klein") side scan sonar systems. Klein was formerly a wholly owned subsidiary of the Company was sold in August 2023. During fiscal 2026 we discontinued the ATR initiative as we deemed the potential revenue did not outweigh the expected costs.

Key Agreements

We have a limited number of agreements for the distribution or representation of our products. These agreements are generally cancellable upon a notice period ranging from one to three months.

Customers, Sales, Backlog and Marketing

In fiscal 2026 and 2025, our single largest customer accounted for approximately 18% and 36%, respectively, of our consolidated revenues. Together, our five largest customers accounted for approximately 69% of our consolidated revenues in fiscal 2026. The loss of any one of our largest customers or a sustained decrease in demand by any of these customers could result in a substantial loss of revenues and could have a material adverse effect on our results of operations. Due to the nature of our sales, the significance of any one customer can vary significantly from year to year. See Item 1A - "Risk Factors."

As of January 31, 2026, our Seamap business had a backlog of orders amounting to approximately $13.9 million, which is a decrease of approximately 18% from the $16.9 million reported at January 31, 2025. We expect essentially all of the backlog of orders as of January 31, 2026, to be fulfilled during the fiscal year ending January 31, 2027 ("fiscal 2027").

We analyze our backlog, which we define as orders we consider to be firm based on the receipt of a purchase order or other documentation from the customer, to evaluate operations and future revenue potential. As backlog is not a defined accounting term, our computation of backlog may not be comparable with that of our peers. In addition, project cancellations and scope adjustments may occur from time to time. For example, certain contracts are terminable at the discretion of our customers, with or without cause. These types of backlog reductions could adversely affect our revenue and results of operations. Our backlog for the period beyond the next twelve months may be subject to variation from the prior year as existing contracts are completed, delayed or renewed or new contracts are awarded, delayed or canceled. Accordingly, our backlog as of any particular date is an uncertain indicator of future earnings.

We participate in both domestic and international trade shows and exhibitions to inform the appropriate industries of our products and services.

A summary of our revenues from customers by geographic region is as follows (in thousands):

| | Year Ended January 31, | |
	2026	2025
United States	$ 3,005	$ 2,478
China	10,897	17,720
Norway	21,110	21,956
Turkey	2,116	634
Singapore	—	366
Japan	1,121	340
Other	2,698	3,369
Total Non-United States	37,942	44,385
Total	$ 40,947	$ 46,863

The net book value of our property and equipment in our various geographic locations is as follows (in thousands):

| | As of January 31, | |
Location of property and equipment	2026	2025
United States	$ 685	$ 384
United Kingdom	238	104
Singapore	34	92
Malaysia	278	310
Total Non-United States	550	506
Total	$ 1,235	$ 890

For information regarding the risks associated with our foreign operations, see Item 1A – "Risk Factors."

Competition

We compete with a number of other manufacturers of marine seismic, hydrographic and oceanographic equipment. Some of these competitors may have substantially greater financial resources than our own. We generally compete for sales of equipment on the basis of (1) technical capability, (2) reliability, (3) price, (4) delivery terms and (5) service.

Suppliers

We obtain parts, components and services from a number of suppliers to our manufacturing operation. These suppliers are located in various geographic locations. Certain materials utilized in the construction of our solid streamer products are currently obtained from a sole source. We have not experienced supply disruptions from this source but are exploring various options to expand supply sources.

For additional information regarding the risk associated with our suppliers, see Item 1A - "Risk Factors."

Employees

As of January 31, 2026, we employed approximately 157 people on a full-time basis, none of whom were represented by a union or covered by a collective bargaining agreement. We consider our employee relations to be satisfactory. For additional information regarding the risks associated with our employees, see Item 1A-" Risk Factors."

Intellectual Property

The products designed, manufactured, and sold by our Seamap business utilize significant intellectual property that we have developed or purchased from others. Our internally developed intellectual property consists of product designs, trade secrets and patent applications. We have acquired certain United States and foreign patents related to energy source controllers, hydrophone and other technologies. We believe these acquired intellectual property rights will allow us to incorporate certain design features and functionality in future versions of our GunLink and Sealink product lines, as well as other products. We believe the pertinent patents to have a valid term through at least 2028.

For additional information regarding the risks associated with our intellectual property, see Item 1A- "Risk Factors."

Governmental Environmental Regulation

We are subject to stringent governmental laws and regulations, both in the United States and other countries, pertaining to worker safety and health; the handling, storage, transportation and disposal of hazardous materials, chemicals and other materials used in our manufacturing processes or otherwise generated from our operations; or otherwise relating to the protection of the environment and natural resources. Compliance with these laws and regulations in the United States at the federal, state and local levels may, among other things, require the acquisition of permits to conduct regulated activities; impose specific safety and health criteria addressing worker protection; result in capital expenditures to limit or prevent emissions, discharges and other releases; obligate us to use more stringent precautions for disposal of certain wastes; require reporting of the types and quantities of various substances stored, processed, transported, generated, or released in connection with our operations; or obligate us to incur substantial costs to remediate releases of chemicals or materials to the environment. Foreign countries in which we conduct operations may also have analogous controls that regulate our environmental and worker safety and health-related activities, which controls may impose additional, or more stringent requirements. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil and criminal penalties, the imposition of investigatory, remedial or corrective action obligations, the occurrence of restrictions, delays, or cancellations in the permitting or performance of projects, and the issuance of injunctive relief in affected areas. We may be subject to strict, joint and several liability as well as natural resource damages resulting from spills or releases of chemicals or other regulated materials and wastes at our facilities or at offsite locations. For example, the Comprehensive Environmental Response, Compensation and Liability Act, referred to as "CERCLA" or the Superfund law, and comparable state laws, impose liability, potentially without regard to fault or legality of the activity at the time, on certain classes of persons that are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current or former owner or operator of the disposal site or sites where the release occurred and companies that disposed, transported or arranged for the disposal or transport of hazardous substances that have been released at the site. Under CERCLA, these persons may be subject to joint and several liabilities for the costs of investigating and cleaning up hazardous substances that have been released into the environment, for damages to natural resources and for the costs of some health studies. In addition, the federal Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, referred to as "RCRA," regulates the management and disposal of solid and hazardous waste. Materials we use in the ordinary course of our operations, such as paint wastes and waste solvents may be regulated as hazardous waste under RCRA or considered hazardous substances under CERCLA. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by spills or releases that may affect them. As a result of such actions, we could be required to remove previously disposed wastes, remediate environmental contamination, and undertake measures to prevent future contamination, the costs of which could be significant.

We are also subject to federal, state, local and foreign worker safety and health laws and regulations, such as the Occupational Safety and Health Act, and emergency planning and response laws and regulations, such as the Emergency Planning and Community Right-to-Know Act, as well as comparable state statutes and any implementing regulations. These laws and regulations obligate us to organize and/or disclose information about certain chemicals and materials used or produced in our operations and to provide this information to employees, state and legal governmental authorities and citizens. Historically, our environmental worker safety and health compliance costs have not had a material adverse effect on our results of operations; however, there can be no assurance that such costs will not be material in the future or that such future compliance will not have a material adverse effect on our business or results of operations. For additional information regarding the risk associated with environmental matters, see Item 1A - "Risk Factors."

Available Information

Our internet address is *https://www.mind-technology.com.* We file and furnish Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy and information statements, Forms 3, 4 and 5 filed on behalf of directors and executive officers, and amendments to these reports, with the Securities and Exchange Commission (the "SEC"), which are available free of charge through our website as soon as reasonably practicable after such reports are filed with or furnished to the SEC. The SEC also maintains an internet website at *https://www.sec.gov* that contains reports, proxy and information statements, and other information regarding our Company that we file and furnish electronically with the SEC.

We may from time to time provide important disclosures to investors by posting them in the investor relations section of our website, as allowed by SEC rules. Information on our website is not incorporated by reference into this Form 10-K or incorporated into any of our other filings with the SEC and you should not consider information on our website as part of this Form 10-K or any of our other filings with the SEC.

Item 1A. *Risk Factors*

The risks described below could materially and adversely affect our business, financial condition, results of operations and the actual outcome of matters as to which forward-looking statements are made in this Form 10-K. The risk factors described below are not the only risks we face. Our business, financial condition and results of operations may also be affected by additional factors that are not currently known to us, that we currently consider immaterial or that are not specific to us, such as general economic conditions.

You should refer to the explanation of the qualifications and limitations on forward-looking statements included under "Cautionary Statement About Forward-Looking Statements" of this Form 10-K. All forward-looking statements made by us are qualified by the risk factors described below.

Risks Related to the Operation of Our Business

A limited number of customers account for a significant portion of our revenues and the loss of one of these customers could harm our results of operations.

We typically sell equipment to a relatively small number of customers, the composition of which changes from year to year as customers' equipment needs vary. Therefore, at any one time, a large portion of our revenues may be derived from a limited number of customers. In fiscal 2026 and 2025, our single largest customer accounted for approximately 18% and 36%, respectively, of our consolidated revenues. Together, our five largest customers accounted for approximately 69% of our consolidated revenues in fiscal 2026. There has been consolidation among certain of our customers and this trend may continue. This consolidation could result in the loss of one or more of our customers and could result in a decrease in the demand for our equipment. The demand for our government-related services is generally driven by the level of government program funding. The state of the economy, competing political priorities, public funds and the timing of payment of these funds may influence the amount and timing of spending by our customers who are government agencies. The loss of any one of our largest customers or a sustained decrease in demand by any of such customers could result in a substantial loss of revenues and could have a material adverse effect on our results of operations.

The financial soundness of our customers could materially affect our business and operating results.

If our customers experience financial difficulties or their own customers delay payment to them, they may not be able to pay, or may delay payment of, accounts receivable owed to us. Disruptions in the financial markets or other macro-economic issues, such as wars, volatility in price of oil or other hydrocarbons or a worldwide pandemic, such as the global pandemic, could exacerbate financial difficulties for our customers. Any inability of customers to pay us for products and services could adversely affect our financial condition and results of operations.

As of January 31, 2026, we had approximately $12.9 million of gross customer accounts receivable, of which approximately $52,000 was over 180 days past due. Contractual payment terms vary by customer and by contract and, under certain circumstances, we may grant extended payment terms to our customers. As of January 31, 2026, we had an allowance for credit losses of approximately $332,000 related to accounts receivable. For fiscal 2026 and fiscal 2025, we had no charges to our provision for credit losses. Significant payment defaults by our customers in excess of our allowance for credit losses would have a material adverse effect on our financial position and results of operations.

We derive the majority of our revenues from foreign operations and sales, which pose additional risks including economic, political and other uncertainties.

We conduct operations on a global scale. Our international operations include locations in Malaysia, Singapore, and the United Kingdom. For fiscal 2026 and 2025, approximately 93% and 95%, respectively, of our revenues were attributable to customers in foreign countries.

Our international operations are subject to a number of risks inherent to any business operating in foreign countries, and especially those with emerging markets. Such risks include, among others:

- government instability, which can cause investment in capital projects by our potential clients to be withdrawn or delayed, reducing or eliminating the viability of some markets for our services;

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- fluctuations in foreign currency;

- import/export quotas and evolving export license requirements;

- availability of suitable personnel and equipment, which can be affected by government policy, or changes in policy, which limit the importation of qualified crewmembers or specialized equipment in areas where local resources are insufficient;

- decrees, laws, regulations, interpretation and court decisions under legal systems, which are not always fully developed, and which may be retroactively applied and cause us to incur unanticipated and/or unrecoverable costs as well as delays which may result in real or opportunity costs;

- terrorist attacks, including kidnappings of our personnel or those of our customers;

- political and economic uncertainties in certain countries which may cause delays or cancellation of projects;

- unfavorable labor regulations, tax policies, tariffs, trade restrictions, or economic sanctions, enacted by the United States or foreign countries, which could have an adverse effect on our ability to conduct business in and expatriate profits;

- environmental conditions and regulatory controls or initiatives, which may be additional to or more stringent than requirements in the United States and which may not be consistently applied or enforced;

- regulations, laws or emergency measures taken or imposed by the United States or foreign state and local governments and municipalities in response to emergency or crisis situations, including natural disasters or pandemics, which could have an adverse effect on our business, our customers or our operations.

- potential expropriation, seizure, nationalization or detention of assets;

- difficulty in repatriating foreign currency received in excess of local currency requirements; and

- civil uprisings, riots and war, which can make it unsafe to continue operations, adversely affect both budgets and schedules and expose us to losses;

We cannot predict the nature and the likelihood of any such events. However, if any of these or other similar events should occur, it could have a material adverse effect on our financial condition and results of operation.

Our global operations expose us to risks associated with conducting business internationally, including failure to comply with United States laws that apply to international operations.

Some of our products are subject to export control regulations, including the Export Administration Regulations administered by the U.S. Department of Commerce's Bureau of Industry and Security ("BIS"). We are also subject to foreign assets control and economic sanctions regulations administered by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC"), which restrict or prohibit our ability to transact with certain foreign countries, individuals and entities. Under these regulations, the sale or transfer of certain equipment to a location outside the United States may require prior approval in the form of an export license issued by the BIS. Some potential international transactions may also be restricted or prohibited based on the location, nationality or identity of the potential end user, customer or other parties to the transaction or may require prior authorization in the form of an OFAC license. Any delay in obtaining required governmental approvals could affect our ability to conclude a sale or timely commence a project, and the failure to comply with all such controls could result in criminal and/or civil penalties, including fines, imprisonment, denial of export privileges and debarment from contracting with the federal government. These international transactions may otherwise be subject to tariffs and import/export restrictions from the United States or other governments.

We are subject to taxation in several foreign jurisdictions and the final determination of our tax liabilities involves the interpretation of the statutes and requirements of taxing authorities in those foreign jurisdictions. Our tax returns are subject to routine examination by taxing authorities, and these examinations may result in assessments of additional taxes, penalties and/or interest.

Our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social and political conditions. We may not continue to succeed in developing and implementing policies and strategies that are effective in each location where we do business, which could negatively affect our profitability.

Due to the international scope of our business activities, our results of operations may be significantly affected by currency fluctuations.

We operate on a global scale and while the majority of our foreign revenues are contracted in U.S. dollars, locally sourced items and expenditures are predominately transacted in local currency. These costs are subject to the risk of taxation policies, expropriation, political turmoil, civil disturbances, armed hostilities, and other geopolitical hazards as well as foreign currency exchange controls (in which payment may not be made in U.S. dollars) and fluctuations.

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We are subject to risks associated with intellectual property.

We rely on a combination of patent, copyright, trademark and trade secret laws, and confidentiality procedures, contractual provisions and restrictions on disclosure to protect our intellectual property and proprietary information. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners to protect our proprietary information, and control access to and distribution of our design information, documentation and other proprietary information. Despite our efforts, these measures may not be sufficient to prevent infringement of our patents, copyrights, and trademarks or wrongful misappropriation of our proprietary information and technology. In addition, for technology that is not covered by a patent, these measures will not prevent competitors from independently developing technologies that are substantially equivalent or superior to our technology. The laws of many foreign countries may not protect intellectual property rights to the same extent as the laws of the United States, and potential adverse decisions by judicial or administrative bodies in foreign countries could impact our international businesses. Failure to protect proprietary information could result in, among other things, loss of competitive advantage, loss of customer orders and decreased revenues.

Although we believe that we have appropriate procedures and safeguards to help ensure that we do not violate a third party's intellectual property rights, we may unknowingly and inadvertently take action that is inconsistent with a third party's intellectual property rights. Consequently, we may be subject to litigation and may be required to defend against claimed infringements of the rights of third parties or to determine the scope and validity of the proprietary rights of third parties. Any such litigation could be time consuming, costly and divert management's attention from operations. In addition, adverse determinations in such litigation could, among other things:

- result in the loss of our proprietary rights to use the technology;

- subject us to significant liabilities;

- require us to seek licenses from third parties;

- require us to redesign the products that use the technology; and

- prevent us from manufacturing or selling our products that incorporate the technology.

If we are forced to take any of the foregoing actions, our business may be materially adversely affected. Any litigation to protect our intellectual property or to defend ourselves against the claims of others could result in substantial costs and diversion of resources and may not ultimately be successful.

Products we develop, manufacture and sell may be subject to performance or reliability risks.

The production of new products with high technology content involves occasional problems while the technology and manufacturing methods mature. If significant reliability or quality problems develop, including those due to faulty components, a number of negative effects on our business could result, including:

- costs associated with reworking the manufacturing processes;

- high service and warranty expenses;

- high inventory obsolescence expense;

- high levels of product returns;

- delays in collecting accounts receivable;

- reduced orders from existing customers; and

- declining interest from potential customers.

Although we maintain accruals for product warranties as we deem necessary, actual costs could exceed these amounts. From time to time, there may be interruptions or delays in the activation of products at a customer's site. These interruptions or delays may result from product performance problems or from aspects of the installation and activation activities, some of which are outside our control. If we experience significant interruptions or delays that cannot be promptly resolved, confidence in our products could be undermined, which could have a material adverse effect on our operations.

We may not be successful in implementing and maintaining technology and product development and enhancements. New technology and product developments may cause us to become less competitive.

New and enhanced products and services introduced by a competitor may gain market acceptance and, if not available to us, may adversely affect us. If we choose the wrong technology, or if our competitors select a superior technology, we could lose our existing customers and be unable to attract new customers, which would harm our business and operations.

The markets for our products and services are characterized by changing technology and new product introductions. Our business could suffer from unexpected developments in technology, from our failure to adapt to these changes or from necessary capital expenditures to respond to technological introductions or obsolescence. In addition, the preferences and requirements of customers can change rapidly.

Our business exposes us to various technological risks, including the following:

- technology obsolescence;

- required capital expenditures on new technology;

- dependence upon continued growth of the market for marine seismic data equipment; and

- difficulties inherent in forecasting advancements in technologies.

Our inability to develop and implement new technologies or products on a timely basis and at competitive cost could have a material adverse effect on our financial position and results of operations.

We are subject to risks related to the availability and reliability of component parts used in the manufacture of our products.

We depend on a limited number of suppliers for some components of our products, as well as for equipment used to design and test our products. Certain components used in our products may be available from a sole source or limited number of vendors. If these suppliers were to limit or reduce the sale of such components to us, or if these suppliers were to experience financial difficulties or other problems that prevented them from supplying us with the necessary components, these events could have a material adverse effect on our business, financial condition and results of operations. These sole source and other suppliers are each subject to quality and performance issues, materials shortages, excess demand, reduction in capacity and other factors that may disrupt the flow of goods to us; thereby adversely affecting our business and customer relationships. Some of the sole source and limited source vendors are companies who, from time to time, may allocate parts to equipment manufacturers due to market demand for components and equipment. We have no guaranteed supply arrangements with our suppliers and there can be no assurance that our suppliers will continue to meet our requirements. Many of our competitors are much larger and may be able to obtain priority allocations from these shared vendors, thereby limiting or making our sources of supply unreliable for these components. If our supply arrangements are interrupted, there can be no assurance that we would be able to find another supplier on a timely or satisfactory basis. Any delay in component availability for any of our products could result in delays in the deployment of these products and in our ability to recognize revenues.

If we are unable to obtain a sufficient supply of components from alternative sources, reduced supplies and higher prices of components will significantly limit our ability to meet scheduled product deliveries to customers. A delay in receiving certain components or the inability to receive certain components could harm our customer relationships and our results of operations.

Failures of components affect the reliability and performance of our products, can reduce customer confidence in our products, and may adversely affect our financial performance. From time to time, we may experience delays in receipt of components and may receive components that do not perform according to their specifications. Any future difficulty in obtaining sufficient and timely delivery of components could result in delays or reductions in product shipments that could harm our business. In addition, a consolidation among suppliers of these components or adverse developments in their businesses that affect their ability to meet our supply demands could adversely impact the availability of components that we depend on. Delayed deliveries from these sources could adversely affect our business.

A global shortage of key components, such as semiconductors, and long lead-times can disrupt production.

If there is a shortage of a key component and the component cannot be easily sourced from a different supplier, the shortage could disrupt our production activities. Additionally, lead times for other components have increased in some cases. A shortage of key components may cause a significant disruption to our production activities, which could have a substantial adverse effect on our financial condition or results of operations.

We cannot predict the consequences of future geopolitical events, but they may adversely affect the markets in which we operate, our operations, or our results of operations.

Adverse changes in global or regional economic conditions periodically occur, including recession or slowing growth, changes, or uncertainty in fiscal, monetary or trade policy, higher interest rates, tighter credit, inflation, lower capital expenditures by businesses, increases in unemployment and lower consumer confidence and spending. Adverse changes in economic conditions can harm global business and adversely affect our results of operations. Such adverse changes could result from geopolitical and security issues, such as armed conflict and civil or military unrest, political instability, human rights concerns and terrorist activity, catastrophic events such as natural disasters and public health issues, supply chain interruptions, new or revised export, import or doing-business regulations, including trade sanctions and tariffs or other global or regional occurrences.

In particular, in response to Russia's invasion of Ukraine, the United States, the European Union, and several other countries have imposed far-reaching sanctions and export control restrictions on Russian entities and individuals. This conflict and the resulting market volatility has adversely affected global economic, political and market conditions. These and other global and regional conditions may adversely impact our business and our results of operations.

We have not been directly impacted by the Israel-Hamas conflict. However, the historic volatility in the Middle East, including as a result of recent events in Israel and Gaza, may result in political instability and societal disruption that could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenue.

In February 2026, the United States and Israel launched military operations against Iran, resulting in an armed conflict that has caused significant disruption to global energy markets and international shipping, including the closure of the Strait of Hormuz. The conflict and resulting instability in the Middle East and broader Gulf region could reduce overall demand for oil and natural gas or disrupt our operations and supply chains, potentially putting downward pressure on demand for our products and services and causing a reduction in our revenue. The ultimate scope and duration of the conflict, and its impact on the global economy, remain uncertain.

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Inflation and price volatility in the global economy could negatively impact our business and results of operations.

General inflation, including rising energy prices, interest rates and wages, currency volatility and monetary, fiscal and policy interventions by national or regional governments in reaction to such events could have negative impacts on our business by increasing our operating costs and our borrowing costs as well as decreasing the capital available for our customers to purchase our services. General inflation in the United States, Europe and other geographies has risen to levels not experienced in recent decades. General inflation, including rising prices for our raw materials and other inputs as well as rising salaries, could negatively impact our business by increasing our operating expenses. Customer resistance to a corresponding increase in the pricing for our products and services could adversely affect our revenue and negatively impact our business by decreasing our operating margins. Additionally, inflation and price volatility may cause our suppliers or customers to reduce use of our products and services, which would harm our business operations and financial position.

The demand for our products could be impacted by oil and other hydrocarbon commodity prices.

Demand for many of our products and the profitability of our operations depend primarily on the level of worldwide oil and gas exploration activity. Prevailing oil and gas prices, with an emphasis on crude oil prices, and market expectations regarding potential changes in such prices significantly affect the level of worldwide oil and gas exploration activity. During periods of improved energy commodity prices, the capital spending budgets of oil and natural gas operators tend to expand, which results in increased demand for our customers' services leading to increased demand in our products. Conversely, in periods when energy commodity prices deteriorate, capital spending budgets of oil and natural gas operators tend to contract causing demand for our products to weaken. Historically, the markets for oil and gas have been volatile and are subject to wide fluctuations in response to changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond our control. Sustained low oil prices or the failure of oil prices to rise in the future and the resulting downturns or lack of growth in the energy industry and energy-related business, could have a negative impact on our results of operations and financial condition.

We may rely on contractors and subcontractors for certain projects, which could affect our results of operations and reputation.

We may rely on contractors and subcontractors to complete or assist us with completion of certain projects, primarily research and development projects. The quality and timing of production and services by our contractors and subcontractors is not totally under our control. Reliance on contractors and subcontractors gives us less control over a project and exposes us to significant risks, including late delivery, substandard quality and high costs. In addition, we may be jointly and severally liable for a contractor or subcontractor's actions or contract performance. The failure of our contractors or subcontractors to deliver quality products or services in a timely manner could adversely affect our profitability and reputation.

Increases in tariffs, trade restrictions, or taxes on our supplies and products could have an adverse impact on our business.

We purchase a portion of our supplies from suppliers in China and other foreign countries. The commerce we conduct in the international marketplace makes us subject to tariffs, trade restrictions and other taxes when the supplies that we purchase, and the products we ship, cross international borders. Trade tensions between the United States and China, as well as those between the United States and Canada, Mexico and other countries have escalated recently. Trade tensions have led to a series of tariffs imposed by the United States on imports from China, as well as retaliatory tariffs imposed by China on imports from the United States. Additionally, the current Trump presidential administration has imposed broad-based tariffs on imports from numerous countries. The scope, legal authority and durability of these tariffs remain uncertain and subject to change. If supplies we purchase from China and other international suppliers become subject to tariffs, our operation costs could increase. Products we sell into certain foreign markets could also become subject to similar retaliatory tariffs, making the products we sell uncompetitive to similar products not subjected to such import tariffs. Further changes in United States trade policies, tariffs, taxes, export restrictions or other trade barriers or restrictions, may limit our ability to produce products, increase our manufacturing costs, decrease our profit margins, reduce the competitiveness of our products, or inhibit our ability to sell products or purchase supplies, which could have a material adverse effect on our business, results of operations or financial conditions. The majority of our imports are made in Singapore and Malaysia and, therefore, are not directly impacted by the current and proposed tariffs or trade restriction involving the United States.

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We face significant inventory risk.

We are exposed to inventory risks that may adversely affect our operating results as a result of changes in product cycles and pricing, defective products, changes in customer demand and spending patterns, and other factors. In fiscal 2026 we recorded inventory obsolescence charges of approximately $227,000 compared to approximately $68,000 in fiscal 2025. We endeavor to accurately predict these trends and avoid over-stocking or under-stocking components in order to avoid shortages, excesses or obsolete inventory. Demand for components, however, can change significantly between the time inventory or components are ordered/assembled and the dates of customer orders. In addition, when we begin marketing a new product, it may be difficult to determine appropriate component selection and accurately forecast demand. The acquisition of certain types of inventory or components may require significant lead-time, and they may not be returnable. We carry a broad selection and significant inventory levels of certain components, and we may be unable to sell them in sufficient quantities. Any one of the inventory risk factors set forth above may adversely affect our operating results.

Recent component shortages or long lead times from key suppliers may result in our decision to order components sooner than we otherwise would, which requires additional working capital and increases our risks of excess inventory and inventory obsolescence.

Our quarterly operating results may be subject to significant fluctuations.

Individual orders for many of our products can be relatively significant and delivery requirements can be sporadic. Accordingly, our operating results for a particular quarter can be materially impacted by the absence or presence of such significant orders.

These periodic fluctuations in our operating results could adversely affect the trading prices of our securities.

We face significant competition for our products and services.

We have competitors who provide similar products and services, some of which have substantially greater financial resources than our own. There are also several smaller competitors that, in the aggregate, generate significant revenues from the sale of products similar to those we offer. Some competitors may offer a broader range of instruments and equipment for sale than we do and may offer financing arrangements to customers on terms that we may not be able to match. In addition, new competitors may enter the market and competition could intensify. We cannot assure you that revenue from our products will continue at current volumes or prices if current competitors or new market entrants introduce new products with better features, performance, price or other characteristics than our products. Competitive pressures or other factors may also result in significant price competition that could have a material adverse effect on our results of operations.

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Our revenues are subject to fluctuations that are beyond our control, which could materially adversely affect our results of operations in a given financial period.

Projects awarded to and scheduled by our customers can be delayed or canceled due to factors that are outside of their control, which can affect the demand for our products and services. These factors include the following:

- inclement weather conditions, natural disasters or pandemics;

- difficulties in obtaining permits and licenses;

- labor or political unrest;

- availability of required equipment;

- security concerns;

- budgetary or financial issues;

- macroeconomic and industry conditions; and

- delays in payments to our customers from their clients.

We may require capital to finance expansion. If we cannot access additional capital, we may not be able to grow our business.

We cannot be certain that funding will be available if and when needed and to the extent required, on acceptable terms or at all. If funding is not available when needed, or is available only on unfavorable terms, we may be unable to grow our existing business, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our financial condition and results of operations.

From time to time, we may require access to working capital to meet overhead costs and operational expenditures, to finance inventory purchases, or to provide letters of credit or bankers' guarantees to certain customers. For the past several years we have not had a credit facility in place. There is no assurance that we will be able to negotiate a credit facility or continue to meet working capital needs with cash generated from our operations, or the sale of debt or equity securities. The majority of our revenues are generated by Seamap Pte Ltd., our Singapore-based subsidiary, and therefore the majority of our accounts receivable and inventory are located in Singapore. This limits the ability for U.S.-based financial institutions to provide asset backed financing to us. Additionally, many financial institutions in Singapore require partial local ownership in order to provide financing. These factors limit our access to certain conventional sources of working capital financing. If our cash flows and capital resources are insufficient to fund our operations, we may be forced to reduce or delay capital expenditures, sell assets, or seek additional capital, which may not be available on terms acceptable to us, or at all. Our inability to generate or access working capital could have a material adverse effect on our operations and financial condition.

We may seek to access additional capital from entering into a sale/lease transaction involving our Huntsville, Texas facility, by establishing other borrowing arrangements or by issuing debt or equity securities.

As of January 31, 2026, under our Amended and Restated Articles of Incorporation, we are authorized to issue up to 40,000,000 shares of our Common Stock and 2,000,000 shares of Preferred Stock, of which 9,089,055 shares of Common Stock and no shares of Preferred Stock are issued and outstanding. We cannot predict the availability, size or price of any future issuances of Common Stock or Preferred Stock or other instruments convertible into equity, and the effect, if any, that such future issuances and sales will have on the market price of our securities or our ability to raise additional capital through stock issuances. Any additional issuances of Common Stock or securities convertible into, or exercisable or exchangeable for, such stock may ultimately result in dilution to the holders of stock, dilution in our future earnings per share and may have a material adverse effect upon the market price of the stock of the Company.

Subsequent to the close of fiscal 2026, Semap Pte Ltd entered into a trade finance facility with The Hong Kong Bank Corporation Limited, Singapore Branch ("HSBC Singapore") for the issuance from time to time of letters of credit or bank guarantees.

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Our long-lived assets may be subject to impairment.

We periodically assess our long-lived assets, including intangible assets, for impairment. If the future cash flows anticipated to be generated from these assets fall below net book value, we may be required to write down the value of our long-lived assets. If we are forced to write down the value of our long-lived assets, these noncash asset impairments could negatively affect our results of operations in the period in which they are recorded. See the discussion included in Item 7- "Management's Discussion and Analysis of Financial Condition and Results of Operations-Critical Accounting Estimates."

Failure to comply with anti-bribery statutes, such as the U.S. Foreign Corrupt Practices Act (the "FCPA") and the UK Bribery Act of 2010 (the "UK Bribery Act"), could result in fines, criminal penalties, and other sanctions, and may adversely affect our business and operations.

The FCPA, the UK Bribery Act and similar anti-bribery laws in other jurisdictions, generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business. We and our local partners operate in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. If we are found to be liable for violations under such anti-bribery laws, either due to our acts or omissions or due to the acts or omissions of others, including our local or strategic partners, we could suffer from civil and criminal penalties or other sanctions, which could have a material adverse effect on our business, results of operations or financial condition. In addition, investors could negatively view potential violations, inquiries or allegations of misconduct under such anti-bribery laws, which could adversely affect our reputation and the market for our shares. We also may be subject to competitive disadvantages to the extent that our competitors are able to secure business, licenses or other preferential treatment by making payments to government officials and others in positions of influence or using other methods that U.S. law and regulations prohibit us from using.

We could also face fines, sanctions and other penalties from authorities in the relevant jurisdictions, including prohibition of our participating in or curtailment of business operations in those jurisdictions or the seizure of assets. We could face other third-party claims by agents, stockholders, debt holders, or other interest holders or constituents of our company. Further, disclosure of the subject matter of any investigation could adversely affect our reputation and our ability to obtain new business from potential customers or retain existing business from our current customers, to attract and retain employees and to access the capital markets. Our customers in relevant jurisdictions could seek to impose penalties or take other actions adverse to our interests, and we may be required to dedicate significant time and resources to investigate and resolve allegations of misconduct, regardless of the merit of such allegations.

We are subject to a variety of environmental and worker safety and health laws and regulations that could increase our costs of compliance and impose significant liabilities.

We are subject to stringent governmental laws and regulations both in the United States and in foreign countries relating to worker safety and health, protection of the environment and natural resources, and the handling of chemicals and materials used in our manufacturing processes as well as the recycling and disposal of wastes generated by those processes. For additional information regarding costs and liabilities associated with environmental or worker safety and health matters, see Item 1 - "Business - Governmental Environmental Regulation." Compliance with or continuing to be subject to these applicable laws and regulations could have a material adverse effect on our business, financial condition or results of operations. In addition, increased environmental regulation of oil and gas exploration and production activities, whether in the United States or in any of the other countries in which our customers operate could cause them to incur increased costs or restrict, delay or cancel drilling, exploration or production programs or associated hydraulic fracturing activities, which in turn could result in reduced demand for our products and services and have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Use of our equipment in marine environments may be regulated or require a permit or other authorization from United States or foreign governmental agencies. The implementation of new or more restrictive laws or regulatory requirements to protect marine species, or the designation of previously unprotected species as threatened or endangered, could have an adverse effect on the demand for our products or services.

Climate change laws and regulations restricting emissions of "*greenhouse gases*" *could result in reduced demand for oil and natural gas, thereby adversely affecting our business, while the physical effects of climate change could disrupt our manufacturing of equipment and cause us to incur significant costs in preparing for or responding to those effects.*

In the United States, the U.S. Congress and the U.S. Environmental Protection Agency ("EPA"), in addition to some state and regional authorities, have in recent years considered legislation or regulations to reduce emissions of carbon dioxide, methane and other greenhouse gases ("GHGs"). These efforts have included consideration of cap-and-trade programs, carbon taxes, GHG reporting, permitting, and tracking programs, and regulations that directly limit GHG emissions from certain sources. In the absence of federal GHG-limiting legislation, the EPA has determined that GHG emissions present a danger to public health and the environment and has adopted regulations that, among other things, restrict emissions of GHGs under existing provisions of the U.S. Clean Air Act and may require the installation of "best available control technology" to limit emissions of GHGs from certain new or significantly modified facilities emitting large volumes of GHGs together with other criteria pollutants. In addition, the EPA has adopted regulations requiring monitoring and annual reporting of GHG emissions from certain sources, including, among others, certain onshore and offshore oil and natural gas production facilities. Many of the other countries where we and our customers operate, including Canada and various countries in Europe, have adopted or are considering similar GHG reduction measures. Such measures, or any similar future proposals, have the potential to increase costs for the oil and gas industry, which in turn could result in reduced demand for the products and services we provide.

In addition, increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, hurricanes, floods, drought and other climatic events. If any such climatic events were to occur, they could have an adverse effect on our financial condition and results of operations and the financial condition and operations of our customers. Notwithstanding potential risks related to climate change, the International Energy Agency estimates that oil and gas will continue to represent a substantial major share of global energy use through 2030, and other private sector studies project continued growth in demand for the next two decades.

Our business could be negatively affected by security threats, including cybersecurity threats, and other disruptions.

We rely heavily on information systems to conduct and protect our business. As a result, we face various security threats, including cybersecurity threats to gain unauthorized access to sensitive information or to render data or systems unusable, threats to the security of our facilities, and threats from terrorist acts. The Company is aware of one such security breach that has occurred in the past; however, after consultation with counsel and cybersecurity consultants, Management does not believe any sensitive information was breached.

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Cybersecurity attacks in particular are becoming more sophisticated and include, but are not limited to, malicious software, attempts to gain unauthorized access to data, and other electronic security breaches that could lead to disruptions in critical systems, disruption of our customers' operations, loss or damage to our data delivery systems, unauthorized release of confidential or otherwise protected information, corruption of data, and increased costs to prevent, respond to or mitigate cybersecurity events. In addition, certain cyber incidents, such as advanced persistent threats, may remain undetected for an extended period. Our technologies, systems and networks, and those of our vendors, suppliers and other business partners, may become the target of cyberattacks or information security breaches. Emerging artificial intelligence technologies may improve or expand the capabilities of malicious third parties in a way we cannot predict at this time, including being used to develop new hacking tools, exploit vulnerabilities, obscure malicious activities and increase the difficulty detecting threats. Although we have taken measures to prevent cybersecurity attacks and respond to cyber incidents as they have occurred, these measures may not be sufficient to prevent or recover from cyberattacks or information security breaches. Although we maintain insurance coverage to protect against cybersecurity risks, we cannot ensure that it will be sufficient to cover any particular losses we may experience as a result of any future cyberattacks. Furthermore, additional cybersecurity attacks could damage our reputation and lead to financial losses from remedial actions, loss of business, increased protection costs, regulatory action or potential liability.

Our business could be negatively affected by data protection and privacy laws that carry fines and may expose us to criminal sanctions and civil suits.

Several jurisdictions in which we operate (including certain U.S. states, Europe and Canada) may have laws governing how we must respond to a cyber incident that results in the unauthorized access, disclosure or loss of personal data. Additionally, new laws and regulations governing data privacy and unauthorized disclosure of confidential information, including international comprehensive data privacy regulations such as the European Union General Data Protection Regulation and recent California legislation (which, among other things, provides for a private right of action), pose increasingly complex compliance challenges and could potentially elevate our costs over time. Although our business does not involve large-scale processing of personal information, our business involves collection, uses and other processing of personal data of our employees, contractors, suppliers and service providers. As legislation continues to develop and cyber incidents continue to evolve, we will likely be required to expend significant resources to continue to modify or enhance our protective measures to comply with such legislation and to detect, investigate and remediate vulnerabilities to cyber incidents. Any failure by us, or a company we acquire, to comply with such laws and regulations could result in reputational harm, loss of goodwill, penalties, liabilities and/or mandated changes in our business practices.

We may seek to grow through acquisitions and our failure to properly plan and manage those acquisitions may adversely affect our performance.

We plan to expand not only through organic growth but may also do so through the strategic acquisition of companies and assets. We must plan and manage any acquisitions effectively to achieve revenue growth and maintain profitability in our evolving market. If we fail to manage acquisitions effectively, our results of operations could be adversely affected.

Our growth has placed, and is expected to continue to place, significant demands on our personnel, management and other resources. We must continue to improve our operational, financial, management, legal compliance and information systems to keep pace with the growth of our business.

Any future acquisitions could present a number of risks, including but not limited to:

- incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets;

- unknown liabilities or other unforeseen obligations of any company we may acquire, which may not be identified in the course of or due diligence;

- failure to integrate the operations or management of any acquired operations or assets successfully and timely;

- diversion of management's attention from existing operations or other priorities;

- increased competition for acquisition opportunities, in turn increasing our cost of making further acquisitions or causing us to refrain from making additional acquisitions; and

- our inability to secure sufficient financing, on terms we find acceptable, that may be required for any such acquisition or investment.

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In addition, we may not be able to identify suitable acquisition or strategic investment opportunities. We may incur expenses associated with sourcing, evaluating and negotiating acquisitions (including those that we do not complete), and we may also pay fees and expenses associated with financing acquisitions to investment banks and other advisors. Any of these amounts may be substantial, and together with the size, timing and number of acquisitions we pursue, may negatively affect and cause significant volatility in our financial results.

Encountering any of these or any unforeseen problems in completing acquisitions could have a material adverse effect on our ability to compete, financial condition and results of operations, and could prevent us from achieving the increases in revenues and profitability that we hope to realize through acquisitions.

Risks Related to Human Capital Management

We expect to develop and expand the size of our company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations.

As of January 31, 2026, we had approximately 157 employees and we expect to increase our number of employees and expand the scope and location of our operations. To manage our anticipated development, expansion and incurrence of additional expenses, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Members of our management team may need to divert a disproportionate amount of their attention away from their day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy.

We depend on key management personnel and attracting and retaining other qualified personnel, and our business could be harmed if we lose key management personnel or cannot attract and retain other qualified personnel.

Our success depends to a significant degree upon the technical skills and continued service of certain members of our management team. The loss of the services of any member of our management team could have a material adverse effect on us.

Our success will also depend upon our ability to attract and retain additional qualified management, regulatory, technical, and sales and marketing executives and personnel. The failure to attract, integrate, motivate, and retain additional skilled and qualified personnel could have a material adverse effect on our business. We compete for such personnel against numerous companies, including larger, more established companies with significantly greater financial resources than we possess. In addition, failure to succeed in these efforts may make it more challenging to recruit and retain qualified personnel. There can be no assurance that we will be successful in attracting or retaining such personnel and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Our employees may engage in misconduct or other improper activities, including violating applicable regulatory standards and requirements or engaging in insider trading, which could significantly harm our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with legal requirements or the requirements of government regulators in the jurisdictions in which we operate, provide accurate information to applicable government authorities, comply with fraud and abuse and other healthcare laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us.

We have adopted a Code of Business Conduct and Ethics applicable to our principal executive officer, principal financial officer, and anyone performing similar functions, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may be ineffective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, additional reporting requirements and oversight if subject to an agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could substantially disrupt our operations.

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Table of Contents

Risk Related to Our Common Stock

Our stock prices are subject to volatility.

Stock prices, including our stock price, have been volatile from time to time. Stock price volatility could adversely affect our business operations by, among other things, impeding our ability to attract and retain qualified personnel and to obtain additional financing.

In addition to the other risk factors discussed in this section, the price and volume volatility of our Common Stock may be affected by:

- operating results that vary from the expectations of securities analysts and investors;

- the operating and securities price performance of companies that investors or analysts consider comparable to us;

- announcements of strategic developments, acquisitions and other material events by us or our competitors; and

- changes in global financial markets and global economies and general market conditions, such as interest rates, commodity and equity prices and the value of financial assets.

To the extent that the price of our Common Stock remains at lower levels, or it declines further, our ability to raise funds through the issuance of equity or otherwise use our Common Stock as consideration will be reduced. In addition, increases in our leverage may make it more difficult for us to access additional capital. These factors may limit our ability to implement our operating and growth plans.

Because we do not currently pay any dividends on our Common Stock, investors must look solely to stock appreciation for a return on their investment in us.

We have not paid cash dividends on our Common Stock since our incorporation and do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. We currently intend to retain any future earnings attributable to our Common Stock to support our operations and growth. Any payment of cash dividends on our Common Stock in the future will be dependent on the amount of funds legally available, our financial condition, capital requirements and other factors that our board of directors may deem relevant. Accordingly, investors must rely on sales of their Common Stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

We may issue securities with rights senior to that of our Common Stock in liquidation which could dilute or negatively affect the value of such securities.

In order to raise additional capital, in the future, we may issue other debt securities or equity securities with a liquidation preference senior to that of our Common Stock. In the event of our liquidation, the lenders and holders of such senior debt or equity securities could receive a distribution of our available assets before distributions to the holders of our Common Stock. The issuance of these securities could dilute or negatively affect the value of our Common Stock.

Provisions in our Amended and Restated Certificate of Incorporation and Delaware law could discourage a takeover attempt, which may reduce or eliminate the likelihood of a change of control transaction and, therefore, the ability of our stockholders to sell their shares for a premium.

Provisions of our certificate of incorporation and the Delaware General Corporation Law may tend to delay, defer or prevent a potential unsolicited offer or takeover attempt that is not approved by our board of directors but that our stockholders might consider to be in their best interest, including an attempt that might result in stockholders receiving a premium over the market price for their shares. Because our board of directors is authorized to issue preferred stock with preferences and rights as it determines, it may afford the holders of any series of preferred stock preferences, rights or voting powers superior to those of the holders of Common Stock.

In addition, we are governed by Section 203 of the Delaware General Corporation Law which, subject to some specified exceptions, prohibits "business combinations" between a Delaware corporation and an "interested stockholder," which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation's voting stock, for a three-year period following the date that the stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring, or preventing a change in control that our stockholders might consider to be in their best interests.

Failure to establish and maintain effective internal control over financial reporting could adversely affect our financial results.

It is management's responsibility to establish and maintain effective internal control in order to provide reasonable assurance regarding the Company's financial reporting process. Internal control over financial reporting is not intended to impart absolute assurance that the Company can prevent or detect misstatements of its financial statement or fraud due to its inherent limitations.

A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. If a material weakness is identified and not remediated, or if significant deficiencies in the Company's internal control over financial reporting are discovered or occur in the future, the Company's consolidated financial statements may contain material misstatements and the Company could be required to restate its financial results. The failure to maintain an effective system of internal control over financial reporting could limit the Company's ability to report its financial results accurately and in a timely manner or to detect and prevent fraud and could also cause a loss of investor confidence and decline in the market price of the Company's Common Stock. See further discussion in Item 9A.- "Controls and Procedures."

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Risk Management and Strategy

Our cybersecurity strategy prioritizes detection, analysis, and response to mitigate unknown and unexpected threats and security risks. Our cybersecurity risk management processes include technical security controls, monitoring systems, employee training, and management oversight to assess, identify, and manage risks from cybersecurity threats. To date, we have not experienced any cybersecurity threats or incidents which have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition, but we cannot provide assurance that they will not have a material impact in the future. See "Risk Factors" in Item 1A of this Annual Report for additional information about our cybersecurity risks.

Also, as part of our cybersecurity program, we partner with a third-party information technology firm to support and evaluate our cybersecurity and informational security program. This third-party service includes product and software security for data protection and cyber defense, to monitor, detect, prevent, and protect our Company against potential cybersecurity threats.

Governance

Our executive management has overall responsibility for risk oversight in performing this function. Our executive management assesses cybersecurity and information technology risks and the controls implemented to monitor and mitigate these risks. Our cybersecurity program is overseen by our Global Information Technology Manager, who meets regularly with executive management to share information about potential cybersecurity events and monitor, prevent, and detect potential cybersecurity incidents. Executive management is charged with reviewing our cybersecurity processes for assessing key strategic, operational, and compliance risks.

Item 2. *Properties*

We occupy the following principal facilities, which we believe are adequately utilized for our continuing operations:

Location	Type of Facility	Size (in square feet)	Owned or Leased
Huntsville, Texas	Office and warehouse	30,000 (on six acres)	Owned
The Woodlands, Texas	Office	3,500	Leased
Singapore	Office and warehouse	20,000	Leased
Shepton Mallet, United Kingdom	Office and warehouse	10,000	Leased
Iskandar Puteri, Johor, Malaysia	Office and warehouse	76,700	Leased

We do not believe that any single property is material to our operations and, if necessary, we could readily obtain a replacement facility.

Item 3. *Legal Proceedings*

From time to time, we are a party to legal proceedings arising in the ordinary course of business. We are not currently a party to any legal proceedings that we believe could have a material adverse effect on our results of operations or financial condition.

Item 4. *Mine Safety Disclosures*

Not applicable.

22

PART II

Item 5. *Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information for Common Stock

Our common stock, $0.01 par value per share (the "Common Stock") is traded on NASDAQ under the symbol "MIND." As of April 16, 2026, there were approximately 6,992 beneficial holders of our Common Stock.

Dividend Policy

We have not paid any cash dividends on our Common Stock since our inception and our Board of Directors (the "Board") does not contemplate the payment of cash dividends on our Common Stock in the foreseeable future. In the future, our payment of dividends on our Common Stock will depend on the amount of funds available, our financial condition, capital requirements and such other factors as our Board of Directors may consider.

At the virtual Special Meeting of Preferred Stockholders held on August 29, 2024, our preferred stockholders approved an amendment (the "Amendment") to our Certificate of Designations, Preferences and Rights of 9.00% Series A Cumulative preferred stock, to provide that, at the discretion of the Board deciding to file the Amendment with the Secretary of State of the State of Delaware at any time prior to October 31, 2024, each share of 9.00% Series A Cumulative Preferred Stock, $1.00 par value per share (the "Preferred Stock") would be converted (the "Conversion") into 3.9 shares of Common Stock upon the effective time of the Amendment. On August 30, 2024, the Board elected to proceed with the Conversion by filing the Amendment with the Delaware Secretary of State. Effective on September 4, 2024, all outstanding shares of Preferred Stock were converted into Common Stock and retired. The Company issued approximately 6,600,000 shares of Common Stock in connection with the conversion. Accordingly, the Company no longer has obligations regarding Preferred Stock dividends, including undeclared dividends from previous periods. The Common Stock issued was recorded at its market value at the date of issuance less transaction costs related to the conversion. The excess of the carrying value of the Preferred Stock over the market value of the Common Stock issued, which amounted to approximately $14.8 million, was credited directly to accumulated deficit and is reflected in the calculation of earnings per share attributable to common stockholders.

As of January 31, 2026, we had deposits in foreign banks equal to approximately $6.5 million. These funds may generally be transferred to our accounts in the United States without restriction. However, in certain cases the transfer of these funds may result in withholding taxes payable to foreign taxing authorities. These factors could limit our ability to pay cash dividends in the future.

Unregistered Sales of Equity Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we, nor any affiliated purchaser, purchased any of our equity securities during the fourth quarter of fiscal 2026.

Item 6. *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

Our worldwide Seamap business includes Seamap Pte Ltd, MIND Maritime Acoustics, LLC, Seamap (Malaysia) Sdn Bhd and Seamap (UK) Ltd (collectively "Seamap"), which designs, manufactures and sells specialized marine seismic equipment.

Revenue from the Seamap business relates to sales of Seamap products, which operates from locations near Bristol, United Kingdom; Huntsville, Texas; Johor, Malaysia and in Singapore. The majority of our revenues are contracted through our Singapore subsidiary, Seamap Pte Ltd. The majority of manufacturing activity is performed, and therefore the majority of our material purchases are made, by Seamap Pte Ltd or our Malaysian subsidiary, Seamap (Malaysia) Sdn Bhd.

Management monitors EBITDA and Adjusted EBITDA, both as defined and reconciled to the most directly comparable financial measures calculated and presented in accordance with United States generally accepted accounting principles ("GAAP"), in the following table, as key indicators of our overall performance and liquidity.

23

The following table presents certain operating information of our operations:

		Year Ended January 31,		
		2026		2025
		(in thousands)		
Revenues:				
Sale of marine technology products	$	40,947	$	46,863
Cost of sales:				
Sale of marine technology products		22,283		25,896
Gross profit		18,664		20,967
Operating expenses:				
Selling, general and administrative		13,347		11,291
Research and development		1,586		1,914
Depreciation and amortization		873		944
Total operating expenses		15,806		14,149
Operating income	$	2,858	$	6,818

		Year Ended January 31,		
		2026		2025
		(in thousands)		
Reconciliation of Net Income to EBITDA and Adjusted EBITDA				
Net income	$	750	$	5,074
Depreciation and amortization		873		944
Provision for income taxes		2,151		1,984
EBITDA		3,774		8,002
Stock-based compensation		1,550		235
Adjusted EBITDA from continuing operations [1]	$	5,324	$	8,237
Reconciliation of Net Cash Provided by (Used In) Operating Activities to EBITDA				
Net cash provided by operating activities	$	2,586	$	651
Stock-based compensation		(1,550)		(235)
Provision for inventory obsolescence		(227)		(68)
Changes in accounts receivable (current and long-term)		755		5,253
Taxes paid, net of refunds		2,202		1,654
Gain on sale of other equipment		—		457
Changes in inventory		(2,366)		441
Changes in accounts payable, accrued expenses and other current liabilities and deferred revenue		1,498		1,811
Changes in prepaid expenses and other current and long-term assets		895		(1,897)
Other		(19)		(65)
EBITDA(1)	$	3,774	$	8,002

_____

(1) EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA is defined as net income before (a) interest income and interest expense, (b) provision for (or benefit from) income taxes and (c) depreciation and amortization. Adjusted EBITDA excludes non-cash foreign exchange gains and losses, stock-based compensation, impairment of intangible assets and other non-cash tax related items. We consider EBITDA and Adjusted EBITDA to be important indicators for the performance of our business, but not measures of performance or liquidity calculated in accordance with GAAP. We have included these non-GAAP financial measures because management utilizes this information for assessing our performance and liquidity, and as indicators of our ability to make capital expenditures, service debt and finance working capital requirements and we believe that EBITDA and Adjusted EBITDA are measurements that are commonly used by analysts and some investors in evaluating the performance and liquidity of companies such as us. In particular, we believe that it is useful to our analysts and investors to understand this relationship because it excludes transactions not related to our core cash operating activities. We believe that excluding these transactions allows investors to meaningfully trend and analyze the performance of our core cash operations. EBITDA and Adjusted EBITDA are not measures of financial performance or liquidity under GAAP and should not be considered in isolation or as alternatives to cash flow from operating activities or net income as indicators of operating performance or any other measures of performance derived in accordance with GAAP. In evaluating our performance as measured by EBITDA, management recognizes and considers the limitations of this measurement. EBITDA and Adjusted EBITDA do not reflect our obligations for the payment of income taxes, interest expense or other obligations such as capital expenditures. Accordingly, EBITDA and Adjusted EBITDA are only two of the measurements that management utilizes. Other companies in our industry may calculate EBITDA or Adjusted EBITDA differently than we do. EBITDA and Adjusted EBITDA may not be comparable with similarly titled measures reported by other companies.

Within our Seamap business, we design, manufacture and sell a variety of products used primarily in oceanographic, hydrographic, seismic and maritime security industries. Seamap's primary products include (i) the GunLink seismic source acquisition and control systems; (ii) the BuoyLink RGNSS positioning system used to provide precise positioning of seismic sources and streamers and (iii) SeaLink marine sensors and solid streamer systems (collectively, the "SeaLink" product line or "towed streamer products"). These towed streamer products are primarily designed for three-dimensional, high-resolution marine surveys in survey and exploration applications.

Business Outlook

As of January 31, 2026, our backlog of firm orders for Seamap was approximately $13.9 million, which is a decrease of approximately 18% from the $16.9 million reported at January 31, 2025. We continue to pursue a number of other significant opportunities and expect to secure additional orders, primarily for delivery in fiscal 2027 and beyond. The level of backlog at a particular point in time may not necessarily be indicative of results in subsequent periods as the size and delivery period of individual orders can vary significantly.

During fiscal 2026, we experienced a decline in order activity, as is evidenced by the decline in our backlog. We believe this decline was due in large part to global economic and political uncertainty and believe this decline to be temporary. Based on discussions with our customers and general industry commentary, we think the longer-term outlook for marine exploration and survey activity is very encouraging. Recent disruptions in global energy markets due to the war in Iran are generally expected to result in renewed energy exploration and survey activity. However, the reduced order activity does result in less visibility for fiscal 2027. We maintain a robust and promising pipeline of prospects, the timing of which is uncertain. We expect the first quarter of fiscal 2027 to be comparable to recent quarters, but we have less visibility into subsequent periods. Accordingly, it is more likely than not that revenue in fiscal 2027 will be less than that in fiscal 2026. Nonetheless, we expect to maintain positive Adjusted EBITDA for the full year of fiscal 2027.

However, no assurances of such results can be made, and there are a number of risks which could cause results to be less than anticipated. Those risks include the following:

- Inability of our customers to accept delivery of orders as scheduled;

- Cancellation of orders;

- Production difficulties, including supply chain disruptions, which could delay the completion of orders as scheduled; and

- Higher than anticipated costs.

25

Our operation can also be impacted by the following factors:

• Extended lead time for key components;

• Requirements for advance payments from some vendors for key components; and

• Delays and uncertainties in the timing of orders due to customer delivery requirements.

We address three primary markets through our Seamap businesses -

- Marine Survey;

- Marine Exploration; and

- Maritime Defense.

Specific applications within those markets include sea-floor survey, mineral and geophysical exploration and maritime security. We have existing technology and products that meet the needs in such markets -

- Marine seismic equipment, such as GunLink and BuoyLink; and

- Acoustic arrays, such as SeaLink

Despite the near-term uncertainty discussed above, we are optimistic for the future of the Company. We see a number of opportunities to add to our technology and to apply existing technology and products to new applications.

In response, we have initiated certain strategic initiatives in order to exploit the perceived opportunities including the following:

- Product and production process refinements which would allow us to pursue larger projects for Sea Link systems;

- Adaption or development of acoustic array technology for passive sonar arrays for use in maritime security applications;

- Development of new products in cooperation with third parties;

- Development of internally produced components in place of components currently sourced from third parties; and

- Enhanced capabilities for existing products.

26

We also continue to explore ways in which to expand the scale of our operations. We think this can be achieved in a number of ways, including acquiring businesses, entering into business combinations or other strategic transactions or a potential sale of the Company. We are exploring all these options, but no assurance can be given that any such transactions will be pursued or consummated.

As we grow our business, we are also looking to control our costs. Over the past several fiscal years, we eliminated several executive and management level positions to control general and administrative costs. Should future financial results fall below our expectation, we may take further steps to reduce costs. Many of our costs, including raw materials and labor-related costs, are variable in nature. Accordingly, we believe we can reduce such costs commensurate with any declines in our business.

Results of Operations

For fiscal 2026 and 2025, we recorded operating income of approximately $2.9 million and $6.8 million respectively. The decline in fiscal 2026 operating results was driven primarily by decreases in revenue and increases in professional fees, stock-based compensation, and franchise tax expense.

Revenues and cost of sales were as follows:

	Year Ended January 31,	
	2026	2025
	(in thousands)	
Sale of marine technology products	$ 40,947	$ 46,863
Cost of sales	22,283	25,896
Gross profit	$ 18,664	$ 20,967
Gross profit margin	46%	45%

A significant portion of Seamap's sales consist of large discrete orders, the timing of which is dictated by our customers. This timing generally relates to the availability of a vessel in port so that our products can be installed. Accordingly, there can be significant variation in sales from one period to another, which does not necessarily indicate a fundamental change in demand for these products. The decline in fiscal 2026 revenue resulted from the timing of order deliveries and the impact of the reduced order activity discussed above. A significant portion of our revenues result from "after-market" activity such as spare parts, training, repairs and field service. In fiscal 2026 and fiscal 2025, approximately 60% and 37%, respectively, of our revenue related to these activities. Our gross profit margin remained essentially flat in fiscal 2026 as compared to fiscal 2025.

27

Operating Expenses

Selling, general and administrative expenses for fiscal 2026 amounted to approximately $13.3 million, compared to approximately $11.3 million in 2025. The year-over-year increase of approximately 17% is primarily the result of increased professional fees, stock-based compensation and franchise tax.

Research and development costs were approximately $1.6 million in fiscal 2026 as compared to approximately $1.9 million in fiscal 2025. The majority of these costs relate to the development of a next generation streamer system and related activities.

We did not record a provision for credit losses in fiscal 2026 or 2025. On January 31, 2026, and 2025, we had trade accounts and note receivables over 180 days past due of approximately $52,000 and $4,000, respectively. Contractual payment terms vary by customer and by contract and, under certain circumstances, we may grant extended payment terms to our customers. In our industry, and in our experience, it is not unusual for accounts to become delinquent from time-to-time, and this is not necessarily indicative of an account becoming uncollectable. As of January 31, 2026, and 2025 our allowance for credit losses receivable amounted to approximately $332,000.

Depreciation and amortization expense relates primarily to the depreciation of furniture and fixtures, office and manufacturing equipment and the amortization of intangible assets. Depreciation and amortization expense was approximately $873,000 and $944,000 for fiscal 2026 and 2025, respectively. The decrease in depreciation and amortization expense in fiscal 2026 is due primarily to tangible and intangible assets becoming fully depreciated during the current fiscal year.

We periodically evaluate the recoverability of our long-lived assets. As of January 31, 2026, we performed a qualitative analysis of our long-lived assets and determined that there were no indicators of impairment for fiscal 2026.

Other Income and Expense

In fiscal 2026, we recorded other income of approximately $43,000, consisting primarily of interest income on interest bearing cash deposits. In fiscal 2025, we recorded other income of approximately $240,000, consisting primarily of gain from the sale of other assets.

Provision for Income Taxes

Our provision for income taxes for fiscal 2026 was approximately $2.2 million compared to approximately $2.0 million for fiscal 2025. These amounts differed from the result expected when applying the U.S. statutory rate of 21% to our income or loss before income taxes for the respective periods due primarily to the impact of income taxes accrued in certain foreign jurisdictions, primarily in Singapore, which do not have net operating losses available to offset taxable income, and because valuation allowances have been recorded against increases in our deferred tax assets. Valuation allowances have been provided against all deferred tax assets in the United States and several foreign jurisdictions.

28

Table of Contents

29

Liquidity and Capital Resources

The Company has a recent history of generating operating income and positive EBITDA, including in fiscal 2026 and the two previous fiscal years.

As of January 31, 2026, the Company had working capital of approximately $37.4 million, including cash and cash equivalents of approximately $19.1 million, compared to working capital of approximately $23.5 million, including cash and cash equivalents of approximately $5.3 million, as of January 31, 2025, the Company did not have a credit facility in place and depends on cash on hand and cash flows from operations to satisfy its liquidity needs.

The Company believes it will have adequate liquidity to meet its future operating requirements through a combination of cash on hand, cash expected to be generated from operations, potential financing secured by company owned real property, disciplined working capital commitments, and potentially securing a credit facility or some other form of financing.

Such belief is supported by the following factors and actions available to the Company:

- The Company has no obligations or agreements containing "maintenance type" financial covenants.

- The Company had working capital of approximately $37.4 million as of January 31, 2026, including cash of approximately $19.1 million.

- In fiscal 2026, the Company generated approximately $2.6 million in cash flow from operating activities.

- Should revenues be less than projected, the Company believes it is able, and has plans in place, to reduce costs proportionately in an effort to maintain positive cash flow.

- The majority of the Company's costs are variable in nature, such as raw materials and personnel related costs. The Company has recently eliminated several executive and management level positions, and additional reductions in operations, sales, and general and administrative headcount could be made, if deemed necessary by management.

- During fiscal 2026 the Company established an at-the-market ("ATM") offering of common stock from which it raised approximately $11.7 million. Management believes additional capital could be raised through this facility should the need arise.

- The Company owns unencumbered real estate near Huntsville, Texas which could be used to generate capital if needed through a mortgage or sale lease-back transaction. The appraised value of this property is approximately $5.0 million.

As of April 16, 2026, under our Amended and Restated Certificate of Incorporation, 40,000,000 shares of Common Stock are authorized, of which 9,089,055 are currently outstanding and approximately 52,000 are reserved for issuance pursuant to our Amended and Restated Stock Awards Plan, leaving approximately 30,860,000 available for future issuance.

Due to component shortages and long-lead times for certain items there are requirements in some cases to purchase items well in advance. Furthermore, some suppliers require prepayments to secure certain items. All of these factors combine to impact the Company's working capital requirements. Furthermore, Management believes there are opportunities to increase production capacity and efficiencies. However, some of these opportunities may require investments such as production equipment or other fixed assets. If we are unable to meet suppliers' demands, we may not be able to produce products and fulfill orders from our customers.

The following table sets forth selected historical information regarding cash flows from our Consolidated Statements of Cash Flows:

	Year Ended January 31,			
	2026		2025	
	(in thousands)			
Net cash provided by operating activities	$	2,586	$	651
Net cash (used in) provided by investing activities		(663)		20
Net cash provided by (used in) financing activities		11,785		(619)
Effect of changes in foreign exchange rates on cash and cash equivalents		6		(5)
Net increase in cash and cash equivalents	$	13,714	$	47

Cash Provided by Operating Activities. Cash provided by operating activities amounted to approximately $2.6 million in fiscal 2026, compared to approximately $651,000 in fiscal 2025. In fiscal 2026, the primary source of cash provided by operating activities was the consumption of inventories.

Cash Flows (Used in) Provided by Investing Activities. Cash used in investing activities during fiscal 2026 increased approximately $683,000 from fiscal 2025, due primarily to the build-out of the Huntsville facility in fiscal 2026.

Cash Flows Provided by (Used in) Financing Activities. Net cash provided by financing activities during fiscal 2026 consisted of approximately $11.8 million of sales of common stock primarily related to sales at the market. Net cash used in financing activities during fiscal 2025 consisted of approximately $619,000 of transaction costs associated with the conversion of the Preferred Stock.

As of January 31, 2026, we have no funded debt and no obligations containing restrictive financial covenants.

We regularly evaluate opportunities to expand our business through the acquisition of other companies, businesses or product lines. If we were to make any such acquisitions, we believe they could generally be financed with a combination of cash on hand and cash flows from operations. However, should these sources of financing not be adequate, we may seek other sources of capital to fund future acquisitions. These additional sources of capital may include bank credit facilities or the issuance of debt or equity securities.

We have determined that, due to the potential requirement for additional investment and working capital to achieve our objectives, the undistributed earnings of foreign subsidiaries are not deemed indefinitely reinvested outside of the United States as of January 31, 2026. Furthermore, we have concluded that any deferred taxes with respect to the undistributed foreign earnings would be immaterial.

As of January 31, 2026, we had deposits in foreign banks equal to approximately $6.5 million, all of which we believe could be distributed to the United States without adverse tax consequences. However, in certain cases the transfer of these funds may result in withholding taxes payable to foreign taxing authorities. These factors could limit our ability to pay cash dividends in the future.

Subsequent to the close of fiscal 2026, Semap Pte Ltd entered into a trade finance facility with The Hong Kong Bank Corporation Limited, Singapore Branch ("HSBC Singapore") for the issuance from time to time of letters of credit or bank guarantees.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as defined by Item 303(a)(4)(ii) of Regulation S-K.

Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Critical accounting estimates made by us in the accompanying consolidated financial statements relate to the allowances for inventory obsolescence.

Critical accounting estimates are those that are most important to the portrayal of a company's financial position and results of operations and require management's subjective judgment. Below is a brief discussion of our critical accounting estimates.

Inventory Obsolescence

We value our inventory based on our cost. We adjust the value of our inventory to the extent we determine that our cost cannot be recovered due to obsolescence or other factors. In order to make these determinations, we may use estimates of future demand for our products to determine appropriate inventory reserves and to make corresponding reductions in inventory values to reflect the lower of cost or market value. Our estimates related to inventory obsolescence are subject to uncertainty because we estimate future demand for our products based on historical activity which may not be an accurate indicator due to factors beyond our control and subject to change and variation. For fiscal 2026, we increased our inventory obsolescence reserve by approximately $58,000. In fiscal 2025 we increased our inventory obsolescence reserve by approximately $6,000.

Significant Accounting and Disclosure Changes

See Note 3 - "New Accounting Pronouncements" in the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

Not required under Item 305 Regulation S-K for smaller reporting companies.

Item 8. ***Financial Statements and Supplementary Data***

The information required by this Item appears beginning on page F-1 and is incorporated herein by reference.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Table of Contents

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, we have evaluated, under the supervision and with the participation of our management, including our principal executive officers and principal financial officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Form 10-K. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Our principal executive officer and principal financial officer have concluded that our current disclosure controls and procedures were effective as of January 31, 2026, at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our disclosure controls and procedures are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Rule 13a-15(c) under the Exchange Act, our management, including our principal executive officers and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of January 31, 2026. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Integrated Framework in 2013. Based on this assessment, our management, including our principal executive officers and principal financial officer, concluded that, as of January 31, 2026, our internal control over financial reporting was effective based on those criteria.

Changes in Internal Control over Financial Reporting

There was no change in our system of internal control over financial reporting during the fiscal year ended January 31, 2026, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

None.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspection*

Not Applicable.

34

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Pursuant to General Instruction G to Form 10-K, we incorporate by reference into this Item the information to be disclosed in our definitive proxy statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC within 120 business days of January 31, 2026.

We have adopted a Code of Business Conduct and Ethics, which covers a wide range of business practices and procedures. The Code of Business Conduct and Ethics represents the code of ethics applicable to our principal executive officer, principal financial officer, and principal accounting officer or controller and persons performing similar functions ("senior financial officers"). A copy of the Code of Business Conduct and Ethics is available on our website, *https://www.mind-technology.com*, and a copy will be mailed without charge, upon written request, to MIND Technology, Inc., 2002 Timberloch Place, Suite 400, The Woodlands, Texas, 77380, Attention: Robert P. Capps. We intend to disclose any amendments to or waivers of the Code of Business Conduct and Ethics on behalf of our senior financial officers on our website, at *https://www.mind-technology.com* promptly following the date of the amendment or waiver.

Item 11. *Executive Compensation*

Pursuant to General Instruction G to Form 10-K, we incorporate by reference into this Item the information to be disclosed in our definitive proxy statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC within 120 business days of January 31, 2026.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Pursuant to General Instruction G to Form 10-K, we incorporate by reference into this Item the information to be disclosed in our definitive proxy statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC within 120 business days of January 31, 2026.

Item 13. *Certain Relationships and Related Transactions and Director Independence*

Pursuant to General Instruction G to Form 10-K, we incorporate by reference into this Item the information to be disclosed in our definitive proxy statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC within 120 business days of January 31, 2026.

Item 14. *Principal Accountant Fees and Services*

Pursuant to General Instruction G to Form 10-K, we incorporate by reference into this Item the information to be disclosed in our definitive proxy statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC within 120 business days of January 31, 2026.

PART IV

Item 15. *Exhibit and Financial Statement Schedules*

(a)   *List of Documents Filed*

    (i)   Financial Statements

    The financial statements filed as part of this Form 10-K are listed in "Index to Consolidated Financial Statements" on page F-1.

    (ii)   Financial Statement Schedules

    Schedule II - Valuation and Qualifying Accounts

    (iii)   Exhibits

    The exhibits required by Item 601 of Regulation S-K are listed in subparagraph (b) below.

(b)   *Exhibits*

The exhibits marked with the cross symbol (†) are filed (or furnished in the case of Exhibits 32.1 and 32.2) with this Form 10-K. The exhibits marked with the asterisk symbol (*) are management contracts or compensatory plans or arrangements filed pursuant to Item 601(b)(10)(iii) of Regulation S-K.

Exhibit Number	Document Description	Form	Exhibit Reference
2.1	Agreement and Plan of Merger dated as of August 3, 2020, by and between Mitcham Industries, Inc. and MIND Technology, Inc.	Current Report on Form 8-K, filed with the SEC on August 7, 2020.	2.1
3.1	Amended and Restated Certificate of Incorporation of MIND Technology, Inc.	Current Report on Form 8-K, filed with the SEC on August 7, 2020.	3.3
3.2	Certificate of Amendment of Certificate of Incorporation of MIND Technology, Inc., effective as of October 12, 2023.	Current Report on Form 8-K, filed with the SEC on October 13, 2023.	3.1
3.3	Amended and Restated Bylaws of MIND Technology, Inc.	Current Report on Form 8-K, filed with the SEC on August 7, 2020.	3.4
3.4	Texas Certificate of Merger, effective as of August 3, 2020	Current Report on Form 8-K, filed with the SEC on August 7, 2020.	3.1
3.5	Delaware Certificate of Merger, effective as of August 3, 2020	Current Report on Form 8-K, filed with the SEC on August 7, 2020	3.2
4.1	Description of Securities	Annual report on Form 10-K, filed with the SEC on April 25, 2025	4.1

Exhibit Number	Document Description	Form	Exhibit Reference
10.1*	Mitcham Industries, Inc. Amended and Restated Stock Awards Plan	Definitive Proxy Statement on Schedule 14A filed with the SEC on May 31, 2013.	Appendix A
10.2*	First Amendment to the Mitcham Industries, Inc. Amended and Restated Stock Awards Plan	Definitive Proxy Statement on Schedule 14A filed with the SEC on May 16, 2016.	Appendix A
10.3*	Second Amendment to the Mitcham Industries, Inc. Amended and Restated Stock Awards Plan	Form S-8 filed with the SEC on September 5, 2019.	4.5
10.4*	Third Amendment to the Mitcham Industries, Inc. Amended and Restated Stock Awards Plan	Definitive Proxy Statement on Schedule 14A filed with the SEC on May 28, 2021.	Appendix A
10.5*	Form of Nonqualified Stock Option Agreement under the Mitcham Industries, Inc. Stock Awards Plan	Report on Form 10-Q for the quarter ended July 31, 2006, filed with the SEC on September 12, 2006.	10.3
10.6*	Form of Restricted Stock Agreement under the Mitcham Industries, Inc. Stock Awards Plan	Report on Form 10-Q for the quarter ended July 31, 2006, filed with the SEC on September 12, 2006.	10.4
10.7*	Form of Incentive Stock Option Agreement under the Mitcham Industries, Inc. Stock Awards Plan	Report on Form 10-Q for the quarter ended July 31, 2006, filed with the SEC on September 12, 2006.	10.5
10.8*	Form of Restricted Stock Agreement (Stock Awards Plan)	Current Report on Form 8-K, filed with the SEC on September 8, 2004.	10.1
10.9*	Form of Nonqualified Stock Option Agreement (Stock Awards Plan)	Current Report on Form 8-K, filed with the SEC on September 8, 2004.	10.2
10.10*	Form of Incentive Stock Option Agreement (Stock Awards Plan)	Current Report on Form 8-K, filed with the SEC on September 8, 2004.	10.4
10.11*	Form of Phantom Stock Award Agreement (Stock Awards Plan)	Current Report on Form 8-K, filed with the SEC on September 8, 2004.	10.5

Exhibit Number	Document Description	Form	Exhibit Reference
10.12*	Form of Stock Appreciation Rights Agreement (Stock Awards Plan)	Current Report on Form 8-K, filed with the SEC on September 8, 2004.	10.6
10.13*	Form of Incentive Stock Option Agreement (2000 Stock Option Plan)	Current Report on Form 8-K, filed with the SEC on September 8, 2004.	10.7
10.14*	Form of Nonqualified Stock Option Agreement (2000 Stock Option Plan)	Current Report on Form 8-K, filed with the SEC on September 8, 2004.	10.8
10.15*	Summary of Non-Employee Director Compensation	Annual Report on Form 10-K for the year ended January 31, 2022, filed with the SEC on April 29, 2022	10.15
10.16*	Employment Agreement between the Company and Robert P. Capps, dated September 11, 2017	Current Report on Form 8-K, filed with the SEC on September 15, 2017.	10.1
10.17*	Employment Agreement between the Company and Mark A Cox, dated January 24, 2025	Current Report on Form 8-K, filed with the SEC on January 24, 2025.	10.1
14.1	Code of Ethics.	Annual report on Form 10-K, filed with the SEC on April 25, 2025	14.1
19.1	Insider Trading Policy	Annual report on Form 10-K, filed with the SEC on April 25, 2025	19.1
21.1†	Subsidiaries of MIND Technology, Inc.		
23.1†	Consent of Baker Tilly US, LLP		
31.1†	Certification of Robert P. Capps, Chief Executive Officer, pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended		
31.2†	Certification of Mark A. Cox, Chief Financial Officer, pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended		
32.1†	Certification of Robert P. Capps, Chief Executive Officer, under Section 906 of the Sarbanes Oxley Act of 2002, 18 U.S.C. § 1350		
32.2†	Certification of Mark A. Cox, Chief Financial Officer, under Section 906 of the Sarbanes Oxley Act of 2002, 18 U.S.C. § 1350		
97.1	Clawback Policy	Annual Report on Form 10-K, filed with the SEC on April 25, 2025	97.1

Table of Contents

Exhibit Number	Document Description	Form	Exhibit Reference
101.INS†	Inline XBRL Instance Document		
101.SCH†	Inline XBRL Taxonomy Extension Schema Document		
101.CAL†	Inline XBRL Taxonomy Extension Calculation of Linkbase Document		
101.DEF†	Inline XBRL Taxonomy Extension Definition Linkbase Document		
101.LAB†	Inline XBRL Taxonomy Extension Label Linkbase Document		
101.PRE†	Inline XBRL Taxonomy Extension Presentation Linkbase Document		
104	Cover Page Interactive Data File (embedded within the Inline XBRL and contained in Exhibit 101)		

Item 16. *Form 10-K Summary*

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 17th day of April 2026.

MIND TECHNOLOGY, INC.

By: /s/ ROBERT P. CAPPS
_____
Robert P. Capps
President, Chief Executive Officer and Director
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title/Capacity	Date
/s/ ROBERT P. CAPPS Robert P. Capps	President, Chief Executive Officer and Director *(Principal Executive Officer)*	April 20, 2026
/s/ MARK A. COX Mark A. Cox	Vice President and Chief Financial Officer *(Principal Financial Officer and Principal Accounting Officer)*	April 20, 2026
/s/ PETER H. BLUM Peter H. Blum	Non-Executive Chairman of the Board of Directors	April 20, 2026
/s/ THOMAS S. GLANVILLE Thomas S. Glanville	Director	April 20, 2026
/s/ WILLIAM H. HILARIDES William H. Hilarides	Director	April 20, 2026
/s/ ALAN P. BADEN Alan P. Baden	Director	April 20, 2026

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

F-1

Report of Independent Registered Public Accounting Firm

The Stockholders and the Board of Directors
MIND Technology, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MIND Technology, Inc. (the Company) as of January 31, 2026 and 2025, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes and schedule (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of January 31, 2026 and 2025, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

F-2

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Baker Tilly US, LLP

Houston, Texas
April 20, 2026

We have served as the Company's auditor since 2017.

F-3

MIND TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

		January 31,		
		2026		**2025**
ASSETS				
Current assets:				
Cash and cash equivalents	$	19,050	$	5,336
Accounts receivable, net of allowance for credit losses of $332 at January 31, 2026 and 2025		12,570		11,817
Inventories, net		11,150		13,745
Prepaid expenses and other current assets		2,114		1,217
Total current assets		44,884		32,115
Property and equipment, net		1,235		890
Operating lease right-of-use assets		1,092		1,320
Intangible assets, net		1,753		2,308
Deferred tax asset		302		87
Total assets	$	49,266	$	36,720
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	1,214	$	2,558
Deferred revenue		320		189
Customer deposits		971		1,603
Accrued expenses and other current liabilities		1,596		1,245
Income taxes payable		2,656		2,473
Operating lease liabilities - current		686		577
Total current liabilities		7,443		8,645
Operating lease liabilities - non-current		406		743
Total liabilities		7,849		9,388
Commitments and contingencies (Note 12)				
Stockholders' equity:				
Preferred stock, $1.00 par value; 2,000 shares authorized; no shares issued and outstanding at January 31, 2026 and January 31, 2025, respectively		—		—
Common stock $0.01 par value; 40,000 shares authorized; 9,089 and 7,969 shares issued and outstanding at January 31, 2026 and 2025, respectively		91		80
Additional paid-in capital		148,990		135,666
Accumulated deficit		(107,698)		(108,448)
Accumulated other comprehensive gain		34		34
Total stockholders' equity		41,417		27,332
Total liabilities and stockholders' equity	$	49,266	$	36,720

The accompanying notes are an integral part of these consolidated financial statements.

MIND TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

		Year Ended January 31,		
		2026		**2025**
Revenues:				
Sale of marine technology products	$	40,947	$	46,863
Cost of sales:				
Sale of marine technology products		22,283		25,896
Gross profit		18,664		20,967
Operating expenses:				
Selling, general and administrative		13,347		11,291
Research and development		1,586		1,914
Depreciation and amortization		873		944
Total operating expenses		15,806		14,149
Operating income		2,858		6,818
Other income		43		240
Income before income taxes		2,901		7,058
Provision for income taxes		(2,151)		(1,984)
Net income	$	750	$	5,074
Gain on Preferred Stock conversion	$	—	$	14,785
Preferred stock dividends - undeclared		—		(2,256)
Net income attributable to common stockholders	$	750	$	17,603
Net income per common share - Basic and diluted	$	0.09	$	4.32
Shares used in computing income per common share:				
Basic		8,258		4,078
Diluted		8,328		4,078

The accompanying notes are an integral part of these consolidated financial statements.

F-5

MIND TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended January 31,			
	2026		**2025**	
Net income	$	750	$	5,074
Comprehensive income	$	750	$	5,074

The accompanying notes are an integral part of these consolidated financial statements.

F-6

MIND TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands)

	Year Ended January 31, 2025 and 2026								
	Common Stock		Preferred Stock						
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Treasury Stock	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balances, January 31, 2024	**1,406**	**14**	**1,683**	**37,779**	**113,121**	**—**	**(128,307)**	**34**	**22,641**
Net income	—	—	—	—	—	—	5,074	—	5,074
Preferred stock conversion	6,563	66	(1,683)	(37,779)	22,310	—	14,785	—	(618)
Stock-based compensation	—	—	—	—	235	—	—	—	235
Balances, January 31, 2025	7,969	80	—	—	135,666	—	(108,448)	34	27,332
Net income	—	—	—	—	—	—	750	—	750
Exercise of stock options	38	—	—	—	235	—	—	—	235
Common stock offerings	1,082	11	—	—	11,539	—	—	—	11,550
Stock-based compensation	—	—	—	—	1,550	—	—	—	1,550
Balances, January 31, 2026	**9,089**	**91**	**—**	**—**	**148,990**	**—**	**(107,698)**	**34**	**$ 41,417**

The accompanying notes are an integral part of these consolidated financial statements.

F-7

MIND TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended January 31,			
	2026		**2025**	
Cash flows from operating activities:				
Net income	$	750	$	5,074
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization		873		944
Stock-based compensation		1,550		235
Provision for inventory obsolescence		227		68
Gross profit from sale of other equipment		—		(457)
Deferred tax expense (benefit)		(215)		35
Changes in:				
Accounts receivable		(735)		(5,246)
Unbilled revenue		(20)		(7)
Inventories		2,366		(441)
Income taxes receivable and payable		183		360
Accounts payable, accrued expenses and other current liabilities		(1,999)		45
Prepaid expenses and other current and long-term assets		(895)		1,897
Deferred revenue and customer deposits		501		(1,856)
Net cash provided by operating activities		2,586		651
Cash flows from investing activities:				
Purchases of property and equipment		(663)		(437)
Sale of other assets		—		457
Net cash (used in) provided by investing activities		(663)		20
Cash flows from financing activities:				
Preferred stock conversion transaction costs		—		(619)
Proceeds from issuance of common stock, net		11,785		—
Net cash provided by (used in) financing activities		11,785		(619)
Effect of changes in foreign exchange rates on cash and cash equivalents		6		(5)
Net increase in cash and cash equivalents		13,714		47
Cash and cash equivalents, beginning of period		5,336		5,289
Cash and cash equivalents, end of period	$	19,050	$	5,336

The accompanying notes are an integral part of these consolidated financial statements.

F-8

MIND Technology, Inc.
Notes to Consolidated Financial Statements

1. Organization, Liquidity and Summary of Significant Accounting Policies

Organization—MIND Technology, Inc., a Delaware corporation (the "Company"), was incorporated in 1987. The Company, through its wholly owned subsidiaries, Seamap Pte Ltd, MIND Maritime Acoustics, LLC, Seamap (Malaysia) Sdn Bhd and Seamap (UK) Ltd, collectively "Seamap", designs, manufactures and sells a broad range of proprietary products for the oceanographic, hydrographic and marine seismic industries with product sales and support facilities based in Singapore, Malaysia, the United Kingdom and the state of Texas.

As of January 31, 2026, the Company had working capital of approximately $37.4 million, including cash and cash equivalents of approximately $19.1 million, compared to working capital of approximately $23.5 million, including cash and cash equivalents of approximately $5.3 million, as of January 31, 2025. As of January 31, 2026, the Company did not have a credit facility in place and depends on cash on hand and cash flows from operations to satisfy its liquidity needs. The Company believes it will have adequate liquidity to meet its future operating requirements through a combination of cash on hand, cash expected to be generated from operations, disciplined working capital management, potential financing secured by company owned real property, and potentially securing a credit facility or some other form of financing.

Revenue Recognition of Marine Product Sales—Revenues and cost of sales from the sale of marine products are recognized upon acceptance of terms and completion of our performance obligations, which is typically when delivery has occurred, or in the case of bill-and-hold arrangements, when control has been transferred.

Revenue Recognition of Repair Services and Equipment Upgrades—Revenue and cost of sales from the provision of repair services and equipment upgrades are recognized "over time" pursuant to the practical expedient under which revenue is recognized when invoiced.

Revenue Recognition of Service Agreements—In some cases the Company provides on-going support services pursuant to contracts that generally have a term of 12 months. The Company recognizes revenue from these contracts ratably over the term of the contract. The Company may also provide support services on a time and material basis. Revenue from these arrangements is recognized as the services are provided. For certain new systems, the Company provides support services for up to 12 months at no additional charge. Any amounts attributable to these support obligations are immaterial. Revenues from service contracts for fiscal 2026 and 2025 were not material and as a result are not presented separately in the financial statements.

Allowance for Credit Losses—Trade receivables are uncollateralized customer obligations due under normal trade terms. The carrying amount of trade receivables and contracts receivable is reduced by a valuation allowance that reflects management's estimate of the amounts that will not be collected, based on the age of the receivable, payment history of the customer, general industry conditions, general financial condition of the customer and any financial or operational leverage the Company may have in a particular situation. Amounts are written-off when collection is deemed unlikely. Past due amounts are determined based on contractual terms. The Company generally does not charge interest on past due accounts.

Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Inventories—Inventories are stated at the lower of cost or realizable value. The Company determines cost on the basis of Average or Standard Cost. An allowance for obsolescence is maintained to reduce the carrying value of any inventory items that may become obsolete. Inventories are periodically monitored to ensure that the allowance for obsolescence covers any obsolete items.

Property and Equipment—Property and equipment is carried at cost, net of accumulated depreciation. Depreciation is computed on the straight-line method over the related estimated useful lives. The estimated useful lives of equipment range from three to seven years. Buildings are depreciated over 30 years and property improvements are amortized over 10 years or the shorter of their useful life. Leasehold improvements are amortized over the shorter of the estimated useful life or the life of the respective leases. No salvage value is assigned to property and equipment. Significant improvements are capitalized while maintenance and repairs are charged to expense as incurred.

Intangible Assets—Intangible assets are carried at cost, net of accumulated amortization. Amortization is computed on the straight-line method (for customer relationships, the straight-line method is not materially different from other methods that estimate run off of the underlying customer base) over the estimated life of the asset. Proprietary rights, developed technology and amortizable tradenames are amortized over a 10 to 15-year period. Customer relationships are amortized over an eight-year period. Patents are amortized over an eight to ten-year period.

Impairment—The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In reviewing for impairment, the carrying value of such assets is compared to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. If such cash flows are not sufficient to support the asset's recorded value, an impairment charge is recognized to reduce the carrying value of the long-lived asset to its estimated fair value. The determination of future cash flows as well as the estimated fair value of long-lived assets involves significant estimates on the part of management.

Product Warranties—Seamap provides its customers warranties against defects in materials and workmanship generally for a period of three months after delivery of the product. For fiscal 2026 and 2025, warranty expense was approximately $595,000 and $900,000, respectively.

Income Taxes—The Company accounts for income taxes under the liability method, whereby the Company recognizes deferred tax assets and liabilities which represent differences between the financial and income tax reporting basis of its assets and liabilities. Deferred tax assets and liabilities are determined based on temporary differences between income and expenses reported for financial reporting and tax reporting. The Company has assessed, using all available positive and negative evidence, the likelihood that the deferred tax assets will be recovered from future taxable income.

The weight given to the potential effect of positive and negative evidence is commensurate with the extent to which it can be objectively verified. The preponderance of negative or positive evidence supports a conclusion regarding the need for a valuation allowance for some portion, or all, of the deferred tax asset. The more significant types of evidence considered include the following:

- projected taxable income in future years;

- our history of taxable income within a particular jurisdiction;

- any history of deferred tax assets expiring prior to realization;

- whether the carry forward period is so brief that it would limit realization of tax benefits;

- other limitations on the utilization of tax benefits;

- future sales and operating cost projections that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures;

- our earnings history exclusive of the loss that created the future deductible amount coupled with evidence indicating that the loss is an aberration rather than a continuing condition; and

- tax planning strategies that will create additional taxable income.

Use of Estimates—The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Estimates are used for, but not limited to, the allowance for credit losses, inventory obsolescence, lease liabilities, valuation allowance on deferred tax assets, the evaluation of uncertain tax positions, estimated depreciable lives of fixed assets and intangible assets, impairment of fixed assets and intangible assets, assessment of warranty reserve balances and the valuation of stock options. Future events and their effects cannot be perceived with certainty. Accordingly, these accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of the consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. Actual results could differ from these estimates.

F-10

Substantial judgment is necessary in the determination of the appropriate levels for the Company's inventory reserve because the Company must make assumptions about the future use and fit for purposefulness of certain inventory items. As a result, the Company's inventory reserves could change in the future, and such change could be material to the financial statements taken as a whole. The Company must also make judgments with respect to quantitative analysis prepared in conjunction with impairment analysis related to intangible assets.

Fair Value of Financial Instruments—The Company's financial instruments consist of cash and cash equivalents, accounts and contracts receivable and accounts payable.

The Financial Accounting Standards Board ("FASB") has issued guidance on the definition of fair value, the framework for using fair value to measure assets hierarchy, which prioritizes the inputs used to measure fair value. These tiers include:

- Level 1: Defined as observable inputs such as quoted prices in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2: Defined as pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current and contractual prices for the underlying instruments, as well as other relevant economic measures.

- Level 3: Defined as pricing inputs that are unobservable form objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value.

The Company does not have any assets or liabilities that it measures at fair value on a recurring basis. The Company measures the fair values of intangibles and other long-lived assets on a non-recurring basis if required by impairment tests applicable to these assets. Based on the results of our qualitative reviews, no quantitative tests were applicable during fiscal years 2026 and 2025.

Leases—The Company determines if an arrangement is a lease at inception. Operating leases are recorded as right-of-use assets and operating lease liabilities. The Company does not recognize leases with an initial term of less than 12 months and does not separate lease and non-lease components. The Company has not entered into any financing leases.

Operating lease right-of-use assets represent a right to use an underlying asset for the lease term and operating lease right-of-use liabilities represent an obligation to make lease payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term and use an implicit rate when readily available. Since most of the Company's leases do not provide an implicit rate the Company utilizes the incremental borrowing rate to determine the present value of lease payments. The rate will take into consideration the underlying asset's economic environment, including the length of the lease term and currency that the lease is payable in. Lease expense for operating leases is recognized on a straight-line basis over the lease term.

Stock-Based Compensation—Stock-based compensation expense is recorded based on the grant date fair value of share-based awards. Restricted stock awards are valued at the closing price on the date of grant. Determining the grant date fair value for options requires management to make estimates regarding the variables used in the calculation of the grant date fair value. Those variables are the future volatility of our Common Stock price, the length of time an optionee will hold their options until exercising them (the "expected term"), and the number of options that will be forfeited before they are exercised (the "forfeiture rate"). We utilize various mathematical models in calculating the variables. Share-based compensation expense could be different if we used different models to calculate the variables. The fair value of stock-based compensation awards is amortized using a grading method over the requisite service period of the award, which is the vesting period of the related awards.

Earnings Per Share—Net income (loss) per basic common share is computed using the weighted average number of common shares outstanding during the period. Net income (loss) per diluted common share is computed using the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares result from the assumed exercise of outstanding Common Stock options having a dilutive effect using the treasury stock method, from unvested shares of restricted stock using the treasury stock method and from outstanding Common Stock warrants. For fiscal 2026 and 2025, the following table sets forth the number of potentially dilutive shares that may be issued pursuant to options, restricted stock and warrants outstanding used in the per share calculations.

	Year Ended January 31,	
	2026	2025
	(in thousands)	
Stock options	70	—
Total dilutive shares	70	—

For fiscal 2026 and 2025, respectively, potentially dilutive common shares, were immaterial and did not change the calculation of diluted income per share for those periods.

2. New Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), to enhance the disclosures public entities provide regarding significant segment expenses so that investors can better understand an entity's overall performance and assess potential future cash flows. ASU 2023-07 is effective for our annual periods beginning February 1, 2024 and interim periods within fiscal years beginning February 1, 2025. The adoption of this standard only impacted our disclosures. See Note 14- "Segment Reporting" for additional details.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09"). ASU 2023-09 seeks to improve transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disclosures. The updated guidance is effective for the Company on February 1, 2025. The Company has revised its disclosures regarding income taxes (See Note 11-"Income Taxes") to comply with these new requirements and has adopted the standard prospectively.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) ("ASU 2024-03"), to enhance the disclosures public entities provide regarding specified information about certain costs and expenses at each interim and annual reporting period so that investors can better understand an entity's overall performance, including its cost structure, and assess potential future cash flows. ASU 2024-03 is effective for our annual periods beginning February 1, 2027 and interim periods within fiscal years beginning February 1, 2028. The Company is evaluating the new guidance to determine the impact it will have on the disclosures to its consolidated financial statements.

3. Revenue from Contracts with Customers

The following table presents revenue from contracts with customers disaggregated by timing of revenue recognition:

	Twelve Months Ended January 31,			
	2026		2025	
	(in thousands)			
Total revenue recognized at a point in time	$	39,606	$	45,189
Total revenue recognized over time	$	1,341	$	1,674
Total revenue from contracts with customers	$	40,947	$	46,863

The following table presents revenue from contracts with customers disaggregated by geography, based on the location of our customers:

	Twelve Months Ended January 31,			
	2026		2025	
Revenue from contracts with customers:	(in thousands)			
United States	$	3,005	$	2,478
China		10,897		17,720
Norway		21,110		21,956
Turkey		2,116		634
Singapore		—		366
Japan		1,121		340
Other		2,698		3,369
Total revenue from contracts with customers	$	40,947	$	46,863

Performance Obligations

The revenue from products manufactured and sold by our Seamap business is generally recognized at a point in time, or when the customer takes possession of the product, based on the terms and conditions stipulated in our contracts with customers. However, from time to time our Seamap business provides repair and maintenance services, or performs upgrades, on customer-owned equipment in which case revenue is recognized over time. In addition, our Seamap business provides annual Software Maintenance Agreements ("SMA") to customers who have an active license for software embedded in Seamap products. The revenue from SMA is recognized over time, with the total value of the SMA amortized in equal monthly amounts over the life of the contract. The duration of SMA contracts is one year or less. We do not have elements of variable consideration within these contracts.

As of January 31, 2026 and January 31, 2025, there were no significant outstanding liability balances for refunds or returns due to the nature of our contracts and the services and products we provide. Our warranties are limited to assurance warranties that are of a standard length and are not considered to be material rights. For fiscal 2026 and fiscal 2025, we did not recognize revenue from performance obligations satisfied in a prior periods.

Contract Balances

Prepayments and deferred revenue on SMAs have a significant impact our contract liabilities. Considering the products manufactured and sold by our Seamap business and the Company's standard contract terms and conditions, we expect our contract assets and liabilities to turn over, on average, within a three to six-month period. We do not have any long-term service contracts or related long-term contract assets or liabilities. Costs to obtain and fulfill contracts are considered immaterial and are expensed during the period when incurred. At January 31, 2024, our trade accounts receivable was approximately $6.6 million net of approximately $332,000 of allowance for credit losses.

Contract liabilities decreased by approximately $501,000 during fiscal 2026 due primarily to recognition of revenue during the year.

As of January 31, 2026 and 2025 contract assets and liabilities consisted of the following:

	January 31, 2026		January 31, 2025	
Contract Assets:	(in thousands)			
Contract assets, beginning balance	$	20	$	26
Revenue accrued		—		20
Amounts billed		(20)		(26)
Total unbilled revenue	$	—	$	20
Contract Liabilities:				
Contract liabilities, beginning balance	$	1,792	$	3,649
Deferred revenue and customer deposits		1,230		1,526
Revenue recognized		(1,731)		(3,383)
Total deferred revenue & customer deposits	$	1,291	$	1,792

With respect to the disclosures above, sales and transaction-based taxes are excluded from revenue. Also, we expense costs incurred to obtain contracts because the amortization period would be one year or less. These costs are recorded in selling, general and administrative expenses.

4. Supplemental Statements of Cash Flows Information

Supplemental disclosures of cash flows information for fiscal 2026 and 2025 were as follows (in thousands):

	Year Ended January 31,			
	2026		2025	
Right-of-use assets obtained in exchange for operating lease liabilities (See Note 7 - "Leases".)	$	950	$	834
Income taxes paid - federal		—		—
State-				
Other		14		8
Income taxes paid - foreign				
Singapore		2,066		1,343
United Kingdom		—		159
Other		122		144
Total income taxes paid	$	2,202	$	1,654

5. Inventories

Inventories consisted of the following (in thousands):

	As of January 31,			
	2026		2025	
Raw materials	$	7,722	$	8,485
Finished goods		2,845		3,980
Work in progress		2,178		2,817
Cost of inventories		12,745		15,282
Less allowance for obsolescence		(1,595)		(1,537)
Net inventories	$	11,150	$	13,745

6. Property and Equipment

Property and equipment consisted of the following (in thousands):

	As of January 31,	
	2026	**2025**
Furniture and fixtures	8,748	9,246
Autos and trucks	227	227
Land and buildings	1,585	997
Cost of property and equipment	10,560	10,470
Less accumulated depreciation	(9,325)	(9,580)
Net book value of property and equipment	$ 1,235	$ 890

Depreciation expense on property, plant and equipment was approximately $301,000 for fiscal 2026, and approximately $306,000 for fiscal 2025.

Location of property and equipment (in thousands):

	As of January 31,	
	2026	**2025**
United States	$ 685	$ 384
United Kingdom	238	104
Singapore	34	92
Malaysia	278	310
Net book value of property and equipment	$ 1,235	$ 890

7. Leases

The Company has certain non-cancelable operating lease agreements for office, production and warehouse space in Texas, Singapore, Malaysia and The United Kingdom.

Lease expense for the twelve months ended January 31, 2026 and 2025 was approximately $930,000 and $860,000, respectively, and was recorded as a component of operating income.

Supplemental balance sheet information related to leases as of January 31, 2026 and 2025 was as follows (in thousands):

Lease		As of January 31,		
		2026		2025
Assets				
Operating lease right-of-use assets	$	1,092	$	1,320
Liabilities				
Operating lease liabilities	$	1,092	$	1,320
Classification of lease liabilities				
Current liabilities	$	686	$	577
Non-current liabilities		406		743
Total Operating lease liabilities	$	1,092	$	1,320

Lease-term and discount rate details as of January 31, 2026 and 2025 were as follows:

Lease term and discount rate	As of January 31,	
	2026	2025
Weighted average remaining lease term (years)		
Operating leases	2.64	1.39
Weighted average discount rate:		
Operating leases	15%	14%

Supplemental cash flow information related to leases on January 31, 2026 and 2025 was as follows (in thousands):

Lease		As of January 31,		
		2026		2025
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from operating leases	$	(930)	$	(987)
Right-of-use assets obtained in exchange for lease liabilities:				
Operating leases	$	950	$	834

Maturities of lease liabilities on January 31, 2026 and 2025 were as follows (in thousands):

		As of January 31,		
		2026		2025
2027	$	789	$	718
2028		292		526
2029		115		275
2030		46		35
2031		22		—
Thereafter		—		—
Total payments under lease agreements	$	1,264	$	1,554
Less: imputed interest		(172)		(234)
Total lease liabilities	$	1,092	$	1,320

F-15

8. Intangible Assets

Intangible assets consisted of the following:

	Weighted Average Life at 1/31/2026	January 31, 2026			January 31, 2025		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(in thousands)			(in thousands)		
Proprietary rights	3.0	$ 7,472	$ (5,911)	1,561	$ 7,472	$ (5,501)	1,971
Customer relationships	—	4,884	(4,884)	—	4,884	(4,884)	—
Patents	0.6	2,540	(2,362)	178	2,540	(2,269)	271
Trade name	0.3	134	(130)	4	134	(121)	13
Other	0.1	498	(488)	10	481	(428)	53
Amortizable intangible assets		$ 15,528	$ (13,775)	$ 1,753	$ 15,511	$ (13,203)	$ 2,308

The Company did not record impairment of intangible assets during fiscal years 2026 and 2025.

Aggregate amortization expense was approximately $572,000 and $638,000 for fiscal 2026 and 2025, respectively. As of January 31, 2026, future estimated amortization expense related to amortizable intangible assets is estimated to be (in thousands):

For fiscal year ending January 31:	
2027	$ 391
2028	312
2029	213
2030	213
2031	213
Thereafter	411
Total	$ 1,753

F-16

9. Stockholders' Equity

At the virtual Special Meeting of Preferred Stockholders held on August 29, 2024, our preferred stockholders approved an amendment to our Certificate of Designations, Preferences and Rights of 9.00% Series A Cumulative preferred stock, to provide that each share of 9.00% Series A Cumulative Preferred Stock, $1.00 par value per share (the "Preferred Stock") shall be converted into 3.9 shares of common stock, $0.01 par value per share (the "common stock") upon the election of our Board of Directors. On September 4, 2024, all outstanding shares of Preferred Stock were converted into common stock and retired. The Company issued approximately 6,600,000 shares of common stock in connection with the conversion. Accordingly, the Company no longer has obligations regarding Preferred Stock dividends, including undeclared dividends from previous periods. The common stock issued was recorded at its market value at the date of issuance less transaction costs related to the conversion. The excess of the carrying value of the preferred stock over the market value of the common stock issued, which amounted to approximately $14.8 million, was credited directly to accumulated deficit and is reflected in the calculation of earnings per share attributable to common stockholders.

On August 28, 2025, the Company entered into an equity distribution agreement (the "Sales Agreement") with Lucid Capital Markets, LLC (the "Lucid"), pursuant to which the Company may offer and sell up to $25.0 million of shares of it's common stock through an at-the-market ("ATM") offering program administered by Lucid. Under the Sales Agreement, Lucid is entitled to compensation of up to 2% of the gross proceeds from the sale of the Company's common shares under the ATM offering program. The Company has no obligation to sell any of its shares under the Sales Agreement and may suspend solicitations and offers under the Sales Agreement at any time. During twelve-months period ended January 31, 2026, the Company sold approximately1.1 million shares of common stock at-the-market pursuant to the Sales Agreement. Proceeds from the sales of common stock, net of Lucid's commissions and other expenses, for the twelve-month period ended January 31, 2026 were approximately $11.7 million.

The Company has 40,000,000 shares of common stock authorized, of which 9,089,055 and 7,969,421 were issued as of January 31, 2026 and 2025, respectively.

10. Related Party Transaction

In February 2025, the Company retained Lucid to provide advisor and arrangement services for investigation and analysis of opportunities for growth and additional scale. Lucid received $100,000 in retainer fees for such potential services. The Vice Chairman of Lucid is the Non-Executive Chairman of the Company's board of directors (the "Board"). Our Non-Executive Chairman of the Board received no portion of the above-mentioned compensation.

For the twelve months ended January 31, 2026, Lucid received compensation of approximately$239,000 related to sales of common stock pursuant to the Sales Agreement. The Non-Executive Chairman of the Board received no portion of the compensation paid to Lucid. See Note 9 - "Stockholders' Equity" for discussion of the Company's entry into the Sales Agreement with Lucid.

11. Income Taxes

	Year Ended January 31,			
	2026		2025	
	(in thousands)			
Income (loss) before income taxes is attributable to the following jurisdictions:				
Domestic	$	(8,333)	$	(6,049)
Foreign		11,234		13,107
Total	$	2,901	$	7,058
The components of income tax expense (benefit) were as follows:				
Current:				
Domestic	$	—	$	2
Foreign		2,366		1,947
		2,366		1,949
Deferred:				
Domestic		—		—
Foreign		(215)		35
		(215)		35
Income tax expense	$	2,151	$	1,984

F-18

The following is a reconciliation of expected to actual income tax expense:

	Amount	Percentage
Federal income tax at 21%	$ 609	21%
Nontaxable or nondeductible Items		
Global intangible low tax income ("GILTI") inclusion	2,040	70.32%
Excess tax deficiency for share-based payments under ASU 2016-09	624	21.51%
Other reconciling items	(12)	(0.41%)
Changes in Valuation Allowance	(903)	(31.13%)
Foreign Tax Effects		
Canada		
Nondeductible Fines and Penalties	98	3.38%
Other	(34)	(1.17%)
United Kingdom		
Changes in Valuation Allowance	196	6.76%
Deferred tax rate change	(180)	
Other	23	0.79%
Singapore		
Statutory tax rate difference between Singapore and U.S.	(428)	(14.75%)
Depreciation & Amortization	117	4.03%
Statutory Adjustments	441	15.20%
Other	(23)	(0.79%)
Malaysia		
Changes in Valuation Allowance	(295)	(10.17%)
Statutory Adjustments	(164)	(5.65%)
Other	42	1.45%
	$ 2,151	74.15%

	Year Ended January 31, 2025
Federal income tax at 21%	$ 1,482
Taxes created by return to provision adjustments to prior year temporary differences	110
Global intangible low tax income ("GILTI") inclusion	2,449
Permanent differences	61
Foreign effective tax rate differential	(429)
Valuation allowance on deferred tax assets	(1,903)
Excess tax deficiency for share-based payments under ASU 2016-09	149
Other	65
	$ 1,984

The components of the Company's deferred taxes consisted of the following:

	As of January 31,	
	2026	2025
	(in thousands)	
Deferred tax assets:		
Net operating losses	$ 24,820	$ 24,613
Tax credit carry forwards	334	334
Stock option book expense	278	581
Allowance for credit losses	97	98
Inventory	438	475
Accruals not yet deductible for tax purposes	132	113
Fixed assets	12	63
Intangible assets	1	948
Disallowed interest expense	100	98
Other	1,243	945
Gross deferred tax assets	27,455	28,268
Valuation allowance	(27,153)	(28,181)
Deferred tax assets	302	87
Deferred tax liabilities:		
Other	—	—
Deferred tax liabilities	—	—
Unrecognized tax benefits	—	—
Total deferred tax liabilities, net	$ —	$ —

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted in the United States. This legislation introduces several measures, including the permanent extension of select provisions from the Tax Cuts and Jobs Act, revisions to the international tax framework, and the reinstatement of favorable tax treatment for certain business-related items. The OBBBA contains multiple effective dates, with key provisions beginning in fiscal 2026. While we are still assessing the overall impact of the OBBBA, we do not anticipate a material impact on our tax expense.

The Company has determined that, due to the potential requirement for additional investment and working capital to achieve its objectives, the undistributed earnings of foreign subsidiaries as of January 31, 2026, are not deemed indefinitely reinvested outside of the United States. However, determination of the amount of deferred taxes with respect to the undistributed foreign earnings is not practicable. Therefore, the Company has not recorded a deferred tax liability associated with the undistributed foreign earnings as of January 31, 2026.

Included in deferred tax assets is approximately $278,000 related to stock-based compensation, including non-qualified stock options. Recent market prices for the Company's Common Stock remain below the exercise price of a number of options outstanding as of January 31, 2026. Should the market price of the Company's Common Stock remain below the exercise price of the options, these stock options will expire without exercise. In accordance with the provisions of ASC 718-740-10, a valuation allowance has not been computed based on the decline in stock price.

As of January 31, 2026, the Company has recorded valuation allowances of approximately $27.2 million related to deferred tax assets. These deferred tax assets relate primarily to net operating loss carryforwards in the United States and other jurisdictions. These net operating loss carry forwards are subject to limitation and future expiration. The valuation allowances were determined based on management's judgment as to the likelihood that the deferred tax assets would not be realized. The judgment was based on an evaluation of available evidence, both positive and negative.

On January 31, 2026, the Company had tax credit carry forwards of approximately $334,000, which amounts can be carried forward through at least 2027.

As of January 31, 2026, and 2025 the Company had no unrecognized tax benefits attributable to uncertain tax positions.

The Company recognizes interest and penalties related to income tax matters as a component of income tax expense.

The Company files U.S. federal income tax returns as well as separate returns for its foreign subsidiaries within their local jurisdictions. The Company's U.S. federal tax returns are subject to examination by the IRS for fiscal years ended January 31, 2022, through 2026. The Company's tax returns may also be subject to examination by state and local revenue authorities for fiscal years ended January 31, 2021, through 2026. The Company's Singapore income tax returns are subject to examination by the Singapore tax authorities for fiscal years ended January 31, 2018, through 2026. The Company's tax returns in other foreign jurisdictions are generally subject to examination for the fiscal years ended January 31, 2019 through January 31, 2026.

12. Commitments and Contingencies

Purchase Obligations—On January 31, 2026 and January 31, 2025, the Company had approximately $3.3 million and $4.7 million in purchase orders outstanding, respectively.

13. Stock Option Plans

At January 31, 2026, the Company had stock-based compensation plans as described in more detail below. The total compensation expense related to stock-based awards granted under these plans during fiscal 2026 and 2025 was approximately $1.6 million and $235,000, respectively. The Company recognizes stock-based compensation costs net of a forfeiture rate for only those awards expected to vest over the requisite service period of the award. The Company estimates the forfeiture rate based on its historical experience regarding employee terminations and forfeitures.

The fair value of each option award is estimated as of the date of grant using a Black-Scholes-Merton option pricing formula. Expected volatility is based on historical volatility of the Company's stock over a preceding period commensurate with the expected term of the option. The expected term is based upon the simplified method. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Expected dividend yield was not considered in the option pricing formula since the Company does not pay dividends and has not paid any dividends since its incorporation. The weighted average grant-date fair value of options granted during fiscal 2026 and 2025 was $6.38 and $4.24, respectively. The assumptions for the periods indicated are noted in the following table.

Weighted average Black-Scholes-Merton fair value assumptions

	Year Ended January 31,			
	2026		2025	
Risk free interest rate	3.85%-3.85%		3.54-4.47	%
Expected life (in years)	6		5.52-6.87	
Expected volatility	85	%	66-82	%
Expected dividend yield	0.00	%	0.00	%

Cash flows resulting from tax benefits attributable to tax deductions in excess of the compensation expense recognized for those options (excess tax benefits) are classified as financing out-flows and operating in-flows. The Company had no excess tax benefits during fiscal 2026 and 2025.

The Company has share-based awards outstanding under the MIND Technology, Inc. Stock Awards Plan ("the Plan"). Stock options granted and outstanding under the Plan generally vest evenly over three years and have a 10-year contractual term. The exercise price of a stock option generally is equal to the fair market value of the Company's Common Stock on the option grant date. As of January 31, 2026, there were approximately 52,000 shares available for grant under the Plan. The Plan provides for awards of nonqualified stock options, incentive stock options, restricted stock awards, restricted stock units and phantom stock. New shares are issued upon vesting for restricted stock and upon exercise for options.

Stock Based Compensation Activity

The following table presents a summary of the Company's stock option activity for the fiscal year ended January 31, 2026:

	Number of Shares (in thousands)		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)		Aggregate Intrinsic Value (in thousands)
Outstanding, January 31, 2025	621	$	11.93	7.93	$	—
Granted	420		8.64			
Exercised	(38)		6.18			
Forfeited	(1)		7.90			
Expired	(82)		29.60			
Outstanding, January 31, 2026	920	$	9.08	8.72	$	—
Exercisable at January 31, 2026	221	$	13.92	6.78	$	—
Nonvested at January 31, 2026	699	$	7.55	9.34	$	—

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2026 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on January 31, 2026. This amount changes based upon the market value of the Company's Common Stock. Approximately 38,000 options were exercised during fiscal 2026. No options were exercised during fiscal 2025. The fair value of options that vested during the fiscal years ended January 31, 2026 and 2025 was approximately $1.7 million and $695,000, respectively. For fiscal 2026 and fiscal 2025 approximately 221,000 and 160,000 options vested, respectively.

As of January 31, 2026, there was approximately $2.8 million of total unrecognized compensation expense related to unvested stock options granted under the Company's share-based compensation plans. That expense is expected to be recognized over a weighted average period of 1.7 years.

As of January 31, 2026, and January 31, 2025, there was no unvested restricted stock.

F-21

14. Segment Reporting

At January 31, 2026, Seamap is the Company's sole reporting segment.

Seamap - Our Seamap segment provides the following:

• GunLink seismic source acquisition and control systems
• BuoyLink relative global navigation satellite positioning systems
• SeaLink marine sensors and solid streamer systems

Our Seamap segment provides services and products, including engineering, repairs and software licensing, utilized in marine exploration, marine survey and maritime security for marine survey companies, seismic survey contractors, research institutes, non-military government organizations and operators of port facilities and other offshore installations.

Our CODM is our chief executive officer. Our CODM analyzes each segment's performance using revenue and operating income. Inter-company revenue and expenses have been eliminated in the reported revenue and operating income. Our CODM uses revenue and operating income in the annual budgeting and forecasting process and considers these on a monthly basis when making determinations on the allocation of resources.

Financial information by business segment is set forth below net of any allocations (in thousands):

| | | Year Ended January 31, | | | | | |
| | 2026 | | | 2025 | | | |
	Seamap	Corporate Expenses	Consolidated	Seamap	Corporate Expenses	Consolidated
Revenues	$ 40,947	$ -	$ 40,947	$ 46,863	$ -	$ 46,863
Cost of sales	22,283	-	22,283	25,896	-	25,896
Selling, general and administrative	6,301	7,046	13,347	6,293	4,998	11,291
Research and development	1,252	334	1,586	1,610	304	1,914
Depreciation and amortization expense	864	9	873	926	18	944
Operating income (loss)	10,247	(7,389)	2,858	12,138	(5,320)	6,818
Capital expenditures	625	38	663	416	21	437

Corporate selling, general and administrative expense primarily includes payroll of corporate personnel, Directors' fees, professional services, rental expense, and certain insurance expense.

The following table presents a reconciliation of operating income (loss) to income before income taxes (in thousands):

| | As of January 31, | |
	2026	2025
Seamap	10,247	12,138
Corporate Expenses	(7,389)	(5,320)
Operating income	2,858	6,818
Interest income	151	4
Other (expense) income	(108)	236
Income before income taxes	2,901	7,058

Total assets by business segment is set forth below (in thousands):

| | Year Ended January 31, | |
Assets	2026	2025
Seamap	$ 36,177	$ 35,740
Corporate	13,089	980
Total Assets	$ 49,266	$ 36,720

Revenue

During the fiscal year ended January 31, 2026, four Seamap customers individually exceeded 10% of total revenue in the amounts of approximately $7.4 million, $7.1 million, $6.7 million and $4.8 million. During the fiscal year ended January 31, 2025, two Seamap customers individually exceeded 10% of total revenue, in the amounts of approximately $16.9 million and $10.1 million.

Depreciation and Amortization Expense

Depreciation expense on property, plant and equipment, reflected in the table above, was approximately $301,000 for fiscal 2026 and approximately $306,000 for fiscal 2025. Amortization expense primarily relating to intangible assets, reflected in the table above was approximately $572,000 in fiscal 2026 and approximately $638,000 in fiscal 2025. Essentially all depreciation and amortization relate to the Seamap segment. Depreciation and amortization in Corporate Expenses relate to software for the corporate ERP and computer equipment.

Assets

All property, plant and equipment are allocated to the Seamap segment. Corporate assets primarily consist of cash, right of use assets for an operating lease, and prepaid expenses.

Geographic Operating Areas

For fiscal 2026 and 2025, $1.1 million and $1.3 million, respectively, of right-of-use operating lease assets are included in the following table which summarizes Property and Equipment, Net and Right-of-Use Operating Lease Assets by geographic area:

	Year Ended January 31,	
	2026	2025
Property and Equipment, Net and Right-of-Use Operating Lease Assets		
Foreign:		
The United Kingdom	$ 480	$ 245
Singapore	402	711
Malaysia	610	391
Total Foreign	1,492	1,347
United States	835	863
Total PP&E net and ROU Assets	$ 2,327	$ 2,210

Revenue is based on the location of our customers. See Note 3-"Revenue from Contracts with Customers" for disclosure of revenue by geographic area.

15. Concentrations

Credit Risk— As of January 31, 2026, we had three customers that individually exceeded 10% of consolidated accounts receivable. As of January 31, 2025, we had two customers that individually exceeded 10% of consolidated accounts receivable.

Revenue Risk— In fiscal 2026 and 2025, our single largest customer accounted for approximately 18% and 36%, respectively, of our consolidated revenues, with these revenues being generated from the Seamap segment. Together, our five largest customers accounted for approximately 69% and 73% of our consolidated revenues in fiscal 2026 and fiscal 2025, respectively.

Cash Risk—The Company maintains deposits and certificates of deposit with banks which may exceed the Federal Deposit Insurance Corporation ("FDIC") insured limit and money market accounts which are not FDIC insured. In addition, deposits aggregating approximately $6.5 million and $4.8 million at January 31, 2026 and January 31, 2025, respectively, are held in foreign banks. Management believes the risk of loss in connection with these accounts is minimal.

Supplier Concentration—The Company has satisfactory relationships with its suppliers. However, should those relationships deteriorate, the Company may have difficulty in obtaining new technology requested by its customers and maintaining the existing equipment in accordance with manufacturers' specifications.

16. Subsequent events

On March 17, 2026, the Company has entered into a trade finance facility with HSBC Singapore for the issuance from time to time of letters of credit or bank guarantees. The Company has entered into this facility to provide flexibility for potential future projects and to allow the Company to respond efficiently and economically as these potential projects may arise. As of April 16, 2026, there has been no activity associated with this trade facility.

SCHEDULE II

MIND TECHNOLOGY, INC.

VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

Col. A	Col. B	Col. C(1)	Col. C(2)	Col. D	Col. E
	Balance at Beginning of Period	**Charged to Costs and Expenses**	**Charged to Other Accounts**	**Deductions Describe**	**Balance at End of Period**
Description					
Allowance for credit losses					
January 31, 2026	$ 332	—	— (a)	— (b)	$ 332
January 31, 2025	$ 332	—	— (a)	— (b)	$ 332
Allowance for obsolete inventory					
January 31, 2026	$ 1,537	227	— (a)	(169) (c)	$ 1,595
January 31, 2025	$ 1,531	68	— (a)	(62) (c)	$ 1,537

(a) Represents translation differences.
(b) Represents recoveries and uncollectible accounts written off.
(c) Represents sale or scrap of inventory and obsolete equipment.

F-24

DIRECTORS

Peter H. Blum
Chairman of the Board
Vice Chairman
Lucid Capital Markets

Robert P. Capps
President and Chief Executive Officer

Thomas S. Glanville
Managing Partner
Eschelon Advisors, LP,
Eschelon Energy Partners, LP, and affiliates

Vice Admiral William H. Hilarides (retired)
Hilarides Partners LLC

Alan Baden (retired)
Holland & Knight LLP

CORPORATE OFFICERS AND MANAGEMENT

Robert P. Capps
President and Chief Executive Officer

Mark Cox
Vice President, Chief Financial Officer

Mark Welker
Vice President, Seamap

MARKET INFORMATION

Nasdaq Capital Market®: MIND

COPIES OF FORM 10-K

Those wishing to obtain a copy of the Company's Form 10-K as filed annually with the Securities and Exchange Commission may do so, without charge, by request to Investor Relations at the Corporate Headquarters.

CORPORATE HEADQUARTERS

MIND Technology, Inc.
2002 Timberloch Place, Suite 400
The Woodlands, TX 77380
281.353.4475

INDEPENDENT AUDITORS

Baker Tilly US, LLP
500 Dallas Street, Suite 1900
Houston, TX 77002

LEGAL COUNSEL

Holland & Knight LLP
811 Main Street
Suite 2500
Houston, TX 77002

TRANSFER AGENT AND REGISTRAR

Equiniti Trust Company, LLC
Attn: Shareholder Services
6201 15th Avenue
Brooklyn, NY 11219
800.937.5449

